Exhibit 2.1

ASSET PURCHASE AGREEMENT

By and Among

COMARCO WIRELESS TECHNOLOGIES, INC.,

COMARCO, INC.,

ASCOM HOLDING AG

and

ASCOM INC.

Dated as of September 26, 2008

i

(continued)

(continued)

(continued)

This ASSET PURCHASE AGREEMENT (this “Agreement”), is dated as of September 26, 2008 (the “Effective Date”), by and among Comarco Wireless Technologies, Inc., a Delaware corporation (“CWT”), Comarco, Inc., a California corporation (“Comarco,” and collectively with CWT, the “Seller”) and Ascom Inc., a California corporation (the “Purchaser”), Ascom Holding AG, a corporation organized under the laws of Switzerland (“Parent”). CWT, Comarco, Purchaser and Parent may each be referred to herein individually, as a “Party,” and collectively, as the “Parties.”

WHEREAS, the Seller is engaged in the business of designing, developing, manufacturing, marketing, licensing, selling and supporting drive test and air interface test equipment to operators, carriers, regulators and infrastructure manufacturers throughout the world (the “Business”); and

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, the Purchased Assets (as defined below), and in connection therewith the Purchaser is willing to assume from the Seller the Assumed Liabilities (as defined below), and to induce Seller to enter into this Agreement Parent agrees to indemnify Seller against certain Losses (as defined below), all upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the promises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

SECTION 1.01 Certain Defined Terms. For purposes of this Agreement:

“401(k) Payments” shall mean all payments, including, without limitation, tax-deferred contributions, matching contributions and discretionary contributions, required to be made by the Seller pursuant to the terms of the Comarco, Inc. Savings & Retirement Plan.

“Acquisition Proposal” shall mean any bona fide offer, proposal or indication of interest (other than an offer, proposal or indication of interest by Purchaser or Parent or an Affiliate thereof) contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of transactions involving:

(a) any merger, consolidation, share exchange, business combination, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 50% of the outstanding voting securities of Comarco, in each case, excluding any merger, consolidation, share exchange, business combination, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction which does not contemplate including the Purchased Assets as part of Comarco at the time of the transaction;

(b) any sale, lease, exchange, transfer, exclusive license, acquisition or disposition of all or substantially all of the Purchased Assets, other than in the Ordinary Course of Business;

(c) any liquidation or dissolution of Comarco which would materially and adversely impact the transfer and sale of the Purchased Assets as contemplated hereby; or

(d) any combination of the foregoing;

and in each case, other than the Transactions (as defined below).

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation that is pending by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Ancillary Agreements” means the Bill of Sale, the Assignment of Trademarks, Assignment of Patent Rights, the Transition Services Agreement, the Assignment and Assumption Agreement, the Ascom Termination Agreement, the Management Agreement, the Assignment and Assumption of Lease, the Sublease (subject to the terms and conditions herein), and the Trademark License Agreement.

“Ascom Agreement” means the Development and Sales Agreement between Comarco and Ascom (Schweiz) AG, dated November 8, 2006 and any amendments, modifications and supplements thereto.

“Ascom Termination Agreement” means the Ascom Termination Agreement terminating the Ascom Agreement to be executed and delivered by the Ascom (Schweiz) AG and the Seller at the Closing, in the form of Exhibit A.

“Assignment and Assumption Agreement” means the Assignment and Assumption Agreement to be executed and delivered by the Purchaser and the Seller at the Closing, in the form of Exhibit B.

“Assignment and Assumption of Lease” means the Assignment and Assumption of the International Real Property Lease to be executed and delivered by the Purchaser and the Seller at the Closing, in the form of Exhibit C.

“Assignment of Patent Rights” means the Assignment of Patent Rights to be executed and delivered by Seller at the Closing, in the form of Exhibit D.

“Assignment of Trademarks” means the Assignment of Trademarks to be executed and delivered by the Seller at the Closing, in the form of Exhibit E.

“Bill of Sale” means the Bill of Sale to be executed by the Purchaser and Seller at the Closing, in the form of Exhibit F.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of Los Angeles, California or Zurich, Switzerland.

“Code” means the Internal Revenue Code of 1986, as amended through the Effective Date.

“Comarco Board” means the board of directors of Comarco, Inc. as in effect from time to time.

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Conveyance Taxes” means all excise, value added, registration, stamp, property, documentary, transfer, sales, use, gains and similar Taxes, real estate transfer Taxes, levies, charges and fees arising from the consummation of the Transactions.

“Copyrights” shall mean all copyrights, including in and to works of authorship and all other rights corresponding thereto throughout the world, whether published or unpublished, including, without limitation, rights to prepare, reproduce, perform, display and distribute copyrighted works and copies, compilations and derivative works thereof.

“Disclosure Schedule” means the Disclosure Schedule(s) of a Party attached hereto.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, preference, right of possession, encroachment, right of first refusal, preemptive right, or imperfection of title, other than any licenses of Intellectual Property.

“Environmental Law” means any and all federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of Law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety and pollution or protection of the environment, including, without limitation, all such standards of conduct and bases of obligations relating to the presence, use, production, generation, handling, transport, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or by-products, asbestos, polychlorinated biphenyls (or PCBs), noise or radiation.

“Environmental Permits” means any Permit, approval, identification number, license and other authorization, as applicable, required under or issued pursuant to any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any corporation, partnership, limited liability company, sole proprietorship, trade, business or other entity that, together with Seller, is treated as a single employer under Section 414(b), (c) or (m) of the Code.

“Excluded Taxes” means all Taxes relating to the Purchased Assets or the Business for any Pre-Closing Period. For purposes of this Agreement, in the case of any Straddle Period, (i) Property Taxes relating to the Purchased Assets allocable to the Pre-Closing Period shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that fall within the Pre-Closing Period and the denominator of which is the number of days in the entire Straddle Period, and (ii) Taxes (other than Property Taxes) relating to the Purchased Assets for the Pre-Closing Period shall be computed as if such taxable period ended as of the close of business on the date of the Closing.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder from time to time.

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time applied consistently throughout the periods involved.

“Governmental Approval” shall mean any: (a) Permit, license, certificate, concession, approval, consent, ratification, permission, clearance, confirmation, exemption, waiver, franchise, certification, designation, rating, registration, variance, qualification, accreditation or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement; or (b) right under any contract with any Governmental Authority.

“Governmental Authority” means any federal, foreign, national, supranational, state, provincial, local or other government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Insider” means any officer, director or executive employee, as applicable, of Seller at issue or to the Knowledge of Seller, any spouse or immediate family member of any such individual or any entity in which any of the foregoing persons owns a 5% or greater direct or indirect beneficial interest.

“Intellectual Property” shall mean any or all rights in and to intellectual property and intangible industrial property rights, including, without limitation, (i) Patents, Trade Secrets, Copyrights, Mask Works, Trademarks, (ii) Trade Information, and (iii) any rights similar, corresponding or equivalent to any of the foregoing anywhere in the world.

“International Real Property Lease” means the Contrato de Arrendamiento dated February 1, 2008 between CWT and Bienes Inmuebles Maya, S.A. de C.V. for the premises located at Paseo de la Reforma 234 Juarez, Mexico.

“Inventory” means all inventory, finished goods, work in progress, samples, packaging, service parts, purchased parts and goods and raw materials related to the Business and owned, held or stored by or for the Seller (wherever located), as of the Closing, and any and all rights to market and sell all such Inventory.

“IRS” means the Internal Revenue Service of the United States.

“Landlord” means Palm Terrace Office Company, LP, the landlord under the Lake Forest Lease.

“Lake Forest Lease” means the Office Lease originally between Metropolitan Life Insurance Company and Comarco, dated May 9, 2006, for the preemies located at 25541 Commercentre Drive, Lake Forest, California.

“Law” means any federal, national, supranational, foreign, international, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including, without limitation, common law).

“Lease” shall mean the lease, to the extent executed in connection with the Closing between Purchaser and the Landlord with respect to the facilities located at 25541 Commercentre Drive, Lake Forest, California, in form and substance reasonably satisfactory to Purchaser and Seller and consistent with the terms set forth in Section 5.13 of this Agreement.

“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, proclamation, treaty, convention, rule, regulation, permit, ruling, directive, pronouncement, requirement (licensing or otherwise), specification, determination, decision, opinion or interpretation that has been put into effect before or after the Effective Date by or under the authority of any Governmental Authority.

“Liabilities” means any and all debts, liabilities (including, without limitation, any unmatured or contingent liability) and obligations including those arising under any Law, Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Loss” means, with respect to any Person, any damage, demand, claim, cause of action, cost, damage, deficiency, Tax, penalty, fine or other loss or expense, whether or not arising out of a third party claim, net of (i) any insurance proceeds actually received or to be received by such Person (or which such Person is entitled to receive) relating to such Loss and (ii) Tax benefits actually realized by such Person (or which such Person is entitled to realize) as a result of the facts giving rise to such Loss, including, without limitation, all interest, penalties, reasonable out-of-pocket attorneys’ fees and expenses and all of the foregoing amounts to the extent paid or incurred in connection with any action, demand, proceeding, investigation or claim by any third party (including, without limitation, any governmental entity or any department, agency or political subdivision thereof) against or affecting such Person and the investigation, defense or settlement of any of the foregoing.

“Management Agreement” means the Agreement in the form attached hereto as Exhibit G.

“Mask Works” shall mean all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in masks, layouts, architectures or topology.

“Material Adverse Effect” means (a) with respect to the Seller, any event, change, circumstance, effect or state of facts such that when taken individually or together with all other events, changes of circumstance, developments, effects or state of facts, is materially adverse to the Business (taken as a whole) or the ability of the Seller to perform its obligations under this Agreement or to consummate the Transactions; provided, however, that “Material Adverse Effect” shall not include the effect of any event, change, circumstance, effect or state of facts arising out of or attributable to any of the following, either alone or in combination: (i) the markets in which the Business operates generally, except to the extent any such condition has a materially disproportionate effect on the Business, taken as a whole, relative to other Persons principally engaged in the same industry as the Business, (ii) general economic or political conditions (including, without limitation, those affecting the securities or commodities markets), except to the extent any such condition has a materially disproportionate effect on the Business, taken as a whole, relative to other Persons principally engaged in the same industry as the Business, (iii) the announcement of the execution of this Agreement or the pendency of the consummation of the Transactions, (iv) acts of war (whether or not declared), sabotage or terrorism, military actions or the escalation thereof or other force majeure events occurring after the Effective Date, (v) the failure, in and of itself, to meet any published or internally prepared estimates of revenues, earnings or other financial projections, performance measures or operating statistics; provided further, however, that the facts and circumstances underlying the failure enumerated in subpart (v) of this definition may be considered in determining whether a Material Adverse Effect has occurred with respect to the Business, (vi) compliance with the terms of, and taking any action required by, this Agreement, or taking or not taking any actions at the request of, or with the consent of, Purchaser or Parent, (vii) any change in applicable Law, rule or regulation or GAAP or in the interpretations thereof after the Effective Date, so long as such changes do not adversely affect the Business, taken as a whole, in a materially disproportionate manner relative to other Persons principally engaged in the same industry as the Business, or (viii) acts or omissions of Purchaser or Parent after the date of this Agreement, and (b) with respect to Purchaser or Parent, any event, change, circumstance, effect or state of facts that is materially adverse to the ability of Purchaser or Parent to perform their respective obligations under this Agreement or to consummate the Transactions.

“Ordinary Course of Business” means actions taken in the ordinary course of the Business that are consistent with past practice (including, without limitation, the collection of Receivables, offers and deliveries to customers, purchases of supplies, repairs and maintenance, payment of accounts payable and accrued expenses, terms of sale, levels of capital expenditures, and operation of cash management practices generally) of the normal operations of the Seller.

“Patents” shall mean all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries.

“Permitted Encumbrances” means (a) statutory liens for current Taxes not yet due or the validity or amount of which is being contested in good faith by appropriate proceedings, (b) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the Ordinary Course of Business relating to obligations as to which there is no default on the part of the Seller or the validity or amount of which is being contested in good faith by appropriate proceedings, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (c) zoning, entitlement, exceptions, consents, rights-of-way, conservation restriction and other land use and environmental regulations by Governmental Authorities which do not materially interfere with the present use of the Purchased Assets, and (d) all covenants, imperfections of title, conditions, restrictions, easements, charges, rights-of-way, other Encumbrances or other matters of record set forth in any state, local or municipal franchise under which the Business is conducted which do not materially interfere with the present use of the Purchased Assets.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

“Pre-Closing Period” means any taxable period (or portion thereof) ending on or prior to the date of the Closing.

“Prime Rate” means the interest rate per annum reported from time to time by The Wall Street Journal.

“Product Liabilities” means, with respect to any products designed, manufactured, tested, marketed, distributed or sold by the Seller to the extent relating to the Business, all Liabilities resulting from actual or alleged harm, injury, damage or death to persons, property or business, irrespective of the legal theory asserted.

“Property Taxes” means real and personal ad valorem property Taxes and any other Taxes imposed on a periodic basis and measured by the level of any item.

“Purchase Price Bank Account” means a bank account in the United States to be designated by the Seller in a written notice to the Purchaser at least two Business Days before the Closing.

“Real Property” means all land, buildings, structures, appurtenances, improvements and fixtures erected thereon and all appurtenances related thereto.

“Receivables” means any and all accounts receivable from third parties, arising solely from the conduct of the Business outstanding as of the Closing, whether or not in the Ordinary Course of Business, together with any unpaid financing charges accrued thereon.

“Regulations” means the Treasury Regulations (including, without limitation, Temporary Regulations) promulgated by the United States Department of Treasury with respect to the Code or other federal tax statutes.

“Representatives” means directors, officers, employees, investment bankers, financial advisors, attorneys, accountants, agents and other representatives.

“Required Shareholder Vote” means the approval in accordance with the California Corporations Code of the principal terms of the transactions contemplated by the Agreement by the affirmative vote of the holders of a majority of the shares of Comarco’s voting stock outstanding on the record date for Shareholder Meeting and entitled to vote therein.

“Restraint” means any Action pending or threatened before any Governmental Authority or before any arbitrator wherein an unfavorable judgment, decree, injunction, order, or ruling would prevent the performance of this Agreement or any of the Transactions, declare unlawful the Transactions, cause such Transactions to be rescinded, or materially and adversely affect the right of the Purchaser to own, operate, or control the Business and/or the Purchased Assets.

“SEC” shall mean the United States Securities and Exchange Commission.

“Seller’s Knowledge”, “Knowledge of the Seller” or similar terms used in this Agreement mean the actual (but not constructive or imputed) knowledge of the Persons listed in Exhibit H as of the date of this Agreement (or, with respect to a certificate delivered pursuant to this Agreement, as of the date of delivery of such certificate).

“Significance Threshold” means an amount of $127,500.

“Straddle Period” means any taxable period beginning on or prior to and ending after the date of the Closing.

“Sublease” means the Sublease in the form of Exhibit I.

“Superior Offer” shall mean a bona fide written Acquisition Proposal that was unsolicited and made by a third party after the Effective Date, which is not subject to a financing contingency and which is otherwise on terms and conditions which the Comarco Board determines in its good faith judgment (after consultation with a financial advisor) to be more favorable to Comarco’s shareholders from a financial point of view than the Transactions contemplated under this Agreement, taking into account at the time of determination any changes to the terms of this Agreement that as of that time had been proposed by Purchaser in writing (and not withdrawn).

“SwissQual Agreements” means the Distribution and Sales Agreement dated December 15, 2005, the Intellectual Property Agreement dated December 15, 2005, the

Termination Agreement dated December 15, 2005 and the Support Agreement dated December 15, 2005, and any amendments, modifications and supplements thereto which are made expressly in compliance with the terms of this Agreement.

“SwissQual Litigation” means the pending litigation referred to as SwissQual AG v. Comarco Wireless Technologies, Inc. (case 0V07-07819).

“Tax” or “Taxes” means any and all taxes, however denominated, including, without limitation, any interest, penalties or other additions to tax that may become payable in respect thereof, (a) imposed by any Governmental Authority, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, without limitation, federal, state and foreign income taxes), payroll and employee withholding taxes, unemployment insurance contributions, social security taxes, sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, withholding taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers’ compensation, Pension Benefit Guaranty Corporation premiums and other governmental charges, which are required to be paid, withheld or collected, (b) any Liability for the payment of amounts referred to in (a) as a result of being a member of any affiliated, consolidated, combined or unitary group, or (c) any Liability for amounts referred to in (a) or (b) as a result of any obligations to indemnify another person or as a result of being a successor in interest or transferee of another person.

“Tax Returns” means all reports, estimates, declarations of estimated tax, information statements and returns (including, without limitation, elections, declarations, amendments, schedules, information returns or attachments thereto) required to be filed with a Governmental Authority with respect to Taxes, including, without limitation, information returns with respect to backup withholding and other payments to third parties.

“Termination Fee” means an amount, in cash, equal to $500,000.

“Trademark License Agreement” means the Trademark License Agreement to be executed between the Seller and the Purchaser at the Closing, substantially in the form of Exhibit J.

“Trademarks” shall mean any and all trademarks, service marks, logos, trade names, corporate names, Internet domain names and addresses and general-use e-mail addresses, and all goodwill associated therewith throughout the world.

“Trade Information” shall mean all Trade Secrets under applicable law and other rights in know-how and confidential or proprietary information, processing, manufacturing or marketing information, new developments, inventions, processes, ideas or other proprietary information that provide Seller with advantages over competitors who do not know or use it and documentation thereof (including related papers, customer and vendor lists, product design and manufacturing information, blueprints, drawings, diaries, notebooks, specifications, designs, methods of manufacture and data processing software, compilations of information).

“Trade Secrets” shall mean any information which (i) (a) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy, or (ii) otherwise qualifies as trade secrets under applicable law.

“Transactions” refers collectively to this Agreement, the Ancillary Agreements and the transactions contemplated hereby and thereby, including the purchase and sale of the Purchased Assets and the assumption of Assumed Liabilities.

“Transferred Intellectual Property” means the Transferred Patents and any and all other Intellectual Property (excluding Patents that are not Transferred Patents) owned by Seller that relates solely to the conduct of the Business, including the Intellectual Property owned by Seller relating to the Seven.Five and Symphony products and services.

“Transferred IP Agreements” means any and all licenses to the Seller of Intellectual Property that expressly permit the Seller, or to which the licensor consents in writing, to transfer such licenses at no cost to Seller (unless otherwise agreed to in writing by the Parties) and which are (i) used exclusively in connection with the Business, or (ii) used in connection with the Business and in any other business of the Seller, but only to the extent such licenses can be partially transferred for use with the Business, and licenses of any Transferred Intellectual Property by the Seller to third parties. For the avoidance of doubt, the Ascom Agreement shall not be included in the definition Transferred IP Agreement.

“Transferred Patents” means the patents, patent applications, and invention disclosures listed on Section 1.01 of the Disclosure Schedule.

“Transition Services Agreement” means the Transition Services Agreement to be negotiated and executed by the Parties as contemplated by Section 5.18 below.

“Triggering Event” shall be deemed to have occurred if (i) the Comarco Board shall have failed to recommend that the Comarco shareholders vote to approve the principal terms of the transactions contemplated by this Agreement or shall have withdrawn or modified in a manner adverse to Purchaser the Comarco Board Recommendation; (ii) Seller shall have failed to include in the Proxy Statement the Comarco Board Recommendation; (iii) the Comarco Board shall have approved or recommended any Acquisition Proposal; and/or (iv) Seller shall have executed any letter of intent, memorandum of understanding or similar contract relating to any Acquisition Proposal other than a confidentiality agreement as permitted in Section 5.06(a) of this Agreement.

SECTION 1.02 Definitions. The following terms have the meanings set forth in the Sections set forth below:

Definition	Section
Accountant	2.03(b)

Aggregate Purchase Price	2.03(a)(ii)

Agreement	Preamble

Allocation Form	2.03(b)

Applicable Limitation Date	8.01

Assignment Consent	2.02(d)(i)

Assumed Liabilities	2.02(a)

Basket	8.02(a)(ii)(4)

Basket Amount	8.02(a)(ii)(4)

Books and Records	2.01(a)(v)

Business	Preamble

Business Names	5.12

Cap	8.02(a)(ii)(3)

Cash Purchase Price	2.03(a)(i)

CERCLA	3.09(c)

Closing	2.04

Closing Date	2.04

Closing Date Balance Sheet	5.09(i)

COBRA	2.02(b)(xii)

Comarco	Preamble

Comarco Board Recommendation	5.11(a)(ii)

Confidentiality Agreement	5.03(a)

CWT	Preamble

EAR	3.21

Effective Date	Preamble

Escrow Account	2.03(a)

Escrow Agreement	2.03(a)

Escrow Amount	2.03(a)

Excluded Assets	2.01(b)

Excluded Liabilities	2.02(b)

Financial Statements	3.04(a)(i)

Fixed Assets	2.01(a)(i)

Identified Employees	6.01(a)

Indemnified Party	8.02(d)

Indemnified Party Controlled Proceeding	8.02(d)

Indemnifying Party	8.02(d)

Interim Financial Statements	3.04(a)(ii)

ITAR	3.21

Leased Real Property	3.12(b)

Listed Employee	3.14(b)

Material Contracts	3.17(a)

Material Customer	3.18(a)

Material Supplier	3.18(a)

Minor Claims	8.02(a)(ii)(2)

Month End Financial Statements	5.01(a)(vii)

Non-Assignable Asset	2.02(d)(i)

Nonsolicitation Period	5.05(b)

Notice	5.06(c)(y)

Other Employees	6.01(a)

Outside Date	9.01(b)

Outstanding Disputes	2.02(b)(viii)(ii)

Parent	Preamble

Party	Preamble

Permits	3.10

Plans	3.15(a)

Proprietary Information Agreements	3.11(e)

Proxy Statement	5.10(a)

Purchased Assets	2.01(a)

Purchaser	Preamble

Purchaser Parties	8.02(a)(i)

Resale Certificate	5.15(a)

Restricted Business	5.05(a)

Seller	Preamble

Seller Acquisition Agreement	5.06(c)(ii)

Seller Parties	8.02(b)(i)

Seller Shareholder Approval	3.01(b)

Shareholder Meeting	5.11(a)(i)

Territory	5.05(a)

Total Tax Consideration	2.03(b)

Transferred Employees	6.01(a)

Transferred Material Contracts	2.01(a)(x)

Transferred Registered Intellectual Property	3.11(a)

Transferred Software	3.11(j)

WARN	3.14(f)

SECTION 1.03 Interpretation and Rules of Construction. In this Agreement, except to the extent otherwise provided or except to the extent the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) references to a Person are also to its successors and permitted assigns; and

(h) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

ARTICLE II

PURCHASE AND SALE

SECTION 2.01 Purchase and Sale of Assets.

(a) Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey and deliver, or cause to be sold, assigned, transferred, conveyed and delivered, to the Purchaser, and the Purchaser shall purchase from Seller, all of Seller’s right, title and interest in, to and under the following assets, properties and rights of Seller relating to and/or used in the conduct of the Business (the “Purchased Assets”):

(i) the hardware, computers, telephones, and computer screens, copiers, facsimile machines, scanners, projectors, servers, furniture, tools, machinery and other fixed assets listed in Section 2.01(a)(i) of the Disclosure Schedule (the “Fixed Assets”);

(ii) the Inventory, including the inventory of Seller as of July 31, 2008 listed in Section 2.01(a)(ii) of the Disclosure Schedule to the extent such inventory is still in existence as of the Closing;

(iii) the Receivables, including (x) the receivables of Seller as of July 31, 2008 listed in Section 2.01(a)(iii) of the Disclosure Schedule to the extent such receivables remain uncollected and on the books of Seller as of the Closing, except as expressly provided in the Ascom Termination Agreement, and (y) any and all reserves for doubtful accounts pertaining to the Receivables;

(iv) all originals and copies in Seller’s possession of the databases, information systems, specifications, descriptions, computer programs, software code (including, assemblers, applets, compilers, source code, object code, image and sound data), diagrams, design tools, and documentation thereof listed in Section 2.01(a)(iv) of the Disclosure Schedule, but, unless otherwise agreed to in writing by the Parties, only to the extent solely dedicated to the Business (excluding any Intellectual Property rights therein and only to the extent transferable if owned by a third party);

(v) copies of the books of account, general, financial, tax records, invoices, shipping records, supplier lists, partner and distributor lists, personnel records of the Transferred Employees (to the extent permitted by Applicable Law) and independent contractors, correspondence and other documents, records and files and any rights, but, unless otherwise agreed to in writing by the Parties, only to the extent solely dedicated to the Business (the “Books and Records”) (it being understood that (i) Seller shall deliver the Books and Records to Purchaser in a reasonable time after the Closing (considering the urgency of any request by Purchaser) and (ii) Seller shall retain copies of such Books and Records it deems necessary or advisable for purposes of financial, tax or accounting compliance);

(vi) the goodwill relating solely to the Business and/or the Purchased Assets as of the Closing Date;

(vii) the Transferred Intellectual Property (to the extent transferable);

(viii) the Transferred IP Agreements (to the extent transferable);

(ix) originals and all copies of the sales and promotional literature, customer lists and other sales-related materials of the Seller related solely to the Business;

(x) except for those Material Contracts listed in Section 2.01(a)(x) of the Disclosure Schedule which are not to be transferred to Purchaser, the rights of the Seller under the Material Contracts (to the extent such contracts are transferable), other than Transferred IP Agreements (such Material Contracts to be transferred are referred to herein as the “Transferred Material Contracts”);

(xi) all rights in, to and under the International Real Property Lease, together with all of Seller’s related leasehold interest to the related office space, leasehold improvements and other improvements (including construction in progress) and fixtures located thereon as provided in such lease;

(xii) all rights in, to and under leases of personal property to which Seller is a party, listed on Section 2.01(a)(xii) of the Disclosure Schedule;

(xiii) all rights of Seller in, to and under the Business Names;

(xiv) all rights in, to and under claims for refunds, rebates or other discounts due from suppliers or vendors (and rights to offset in respect thereof) listed on Section 2.01(a)(xiv) of the Disclosure Schedule to the extent in existence at the Closing;

(xv) all insurance proceeds or claims to insurance proceeds related to loss, destruction or damage to a Fixed Asset, item of Inventory, or other tangible personal property (but only to the extent it would otherwise be included in the Purchased Assets) between the Effective Date and the Closing, but only to the extent such lost, destroyed or damaged Fixed Asset, item of Inventory, or other tangible property has not been replaced by Seller prior to Closing;

(xvi) unfilled purchase orders relating solely to the Business obtained by Seller in the Ordinary Course of Business prior to the Closing; and

(xvii) Demonstration and Test Units (as defined in the Ascom Agreement), Harmonized Products (as defined in the Ascom Agreement), Symphony, Upgrades (as defined in the Ascom Agreement) and other Intellectual Property (as defined in the Ascom Agreement) related to the Business that were jointly developed by Seller and Purchaser under the Ascom Agreement, subject to the rights licensed by Seller to third parties in accordance with the Ascom Agreement.

(b) Notwithstanding anything in Section 2.01(a) or elsewhere in this Agreement to the contrary, the Seller shall not sell, convey, assign, transfer or deliver, nor cause to be sold, conveyed, assigned, transferred or delivered, to the Purchaser, and the Purchaser shall not purchase, and the Purchased Assets shall not include, the Seller’s right, title and interest to any of the assets of Seller not expressly included in the Purchased Assets listed above in Section 2.01(a) (collectively, the “Excluded Assets”) including, without limitation:

(i) the Purchase Price Bank Account;

(ii) all cash and cash equivalents, securities, and negotiable instruments of the Seller on hand, in lock boxes, in financial institutions or elsewhere, including, without limitation, all cash residing in any collateral cash account securing any obligation or contingent obligation of the Seller or any Affiliate as of the Closing Date;

(iii) any rights to Tax refunds, credits, net operating loss carry forwards, or similar benefits attributable to Excluded Taxes;

(iv) the company seal, minute books, charter documents, stock or equity record books and such other books and records as pertain to the organization, existence or capitalization of the Seller, as well as financial records and accounts and any other records or materials not related solely to the Purchased Assets or not relating solely to the operations of the Business;

(v) all rights of the Seller under this Agreement and the Ancillary Agreements;

(vi) Tax Returns of the Seller;

(vii) all contracts that have terminated or expired prior to the date of the Closing in the Ordinary Course of Business, whether or not related to the Purchased Assets or the operations of the Business;

(viii) the rights, property, assets, equipment (including, without limitation, computers, telephones, computer screens, copiers, facsimile machines, scanners, projectors and servers), furniture, machinery, vehicles and other tangible property specifically listed in Section 2.01(b)(viii) of the Disclosure Schedule;

(ix) all rights under, and interests in, the SwissQual Litigation, any and all appeals thereof, and any and all recoveries, benefits and awards therefrom; and

(x) all documents (and any portion thereof) related to the matters listed on Section 2.01(b)(x) of the Disclosure Schedule and all documents that include information protected under any privilege recognized under applicable Laws, including the attorney-client privilege, including, without limitation, any document, record or agreement related to the SwissQual Litigation. To the extent a document (or portion thereof) which is not listed on Section 2.01(b)(x) of the Disclosure Schedule and relates solely to the Purchased Assets or the Assumed Liabilities, or portions thereof, and includes information protected under any privilege recognized under Applicable Laws, including the attorney-client privilege, as applicable, such document shall be sold, conveyed, assigned, transferred and delivered to the Purchaser following delivery by the Purchaser and Parent of a joint defense or similar agreement that is reasonably determined by the Seller, upon advice of its outside counsel, to be sufficient to maintain such privilege despite such sale, conveyance, assignment, transfer and delivery.

SECTION 2.02 Assumption and Exclusion of Liabilities.

(a) Upon the terms and subject to the conditions set forth in this Agreement and other than the Excluded Liabilities (including for this purpose Section 2.02(b)(iv)) set forth in Section 2.02(b) below, the Purchaser shall assume, and agree to pay, perform and discharge when due, the following Liabilities of the Seller to the extent directly and solely relating to the Business and/or the Purchased Assets (the “Assumed Liabilities”):

(i) all Liabilities solely related to the Business set forth on the Closing Date Balance Sheet;

(ii) all Liabilities of the Seller under the Transferred Material Contracts assumed by, or transferred to, the Purchaser to the extent they accrue after the Closing;

(iii) all Liabilities for product warranty and service claims relating to products designed, manufactured or sold in the Business existing as of, or arising after, the Closing, and all Product Liabilities arising after the Closing;

(iv) all Taxes relating to the Purchased Assets and/or the Business arising after the Closing other than Excluded Taxes;

(v) all Liabilities for accrued but unpaid vacation for each Transferred Employee;

(vi) any and all trade accounts related solely to the Business and existing as of the Closing, except as expressly provided in the Ascom Termination Agreement;

(vii) all Liabilities, contracts and obligations specifically set forth in Section 2.02(a)(vii) of the Disclosure Schedule; and

(viii) all Liabilities for unfilled purchase orders relating solely to the Business obtained by Seller in the Ordinary Course of Business and consistent with commercially reasonable business practices prior to the Closing.

(b) The Seller shall retain, and shall be responsible for paying, performing and discharging when due, and the Purchaser shall not assume or have any responsibility for, any and all Liabilities, whether known or unknown, fixed or contingent, certain or uncertain, that are not expressly set forth in Section 2.02(a), including, without limitation (such items, other than item 2.02(b)(iv) below being referred to as the “Excluded Liabilities”):

(i) all Excluded Taxes;

(ii) all Liabilities relating to or arising out of the Excluded Assets;

(iii) any and all accrued trade accounts payable which are past due as of the Closing and which have not been paid in full by Seller in the Ordinary Course of Business prior to the Closing Date, and any and all trade accounts payable that do not relate to the Business, the Purchased Assets and/or the Assumed Liabilities;

(iv) the Seller’s obligations under this Agreement and the Ancillary Agreements;

(v) other than the Purchaser’s obligations with respect to the Transferred Employees set forth in Section 2.02(a)(v), any and all obligations under any employment (including, but not limited to, temporary employment), consulting or non-competition agreement or severance policy whether written or oral incurred or arising prior to the Closing Date and any Liabilities or obligations arising out of the termination by the Seller of any of its employees (including, but not limited to, temporary employees) and consultants in anticipation or as a consequence of, or following, consummation of the Transactions;

(vi) any Liabilities relating to indebtedness for borrowed money;

(vii) any and all Liabilities arising out of the SwissQual Litigation, except as expressly agreed by the Parties;

(viii) other than Purchaser’s obligations set forth in Section 2.02(a)(iii) above, any claims or demands made pursuant to Actions, suits or legal proceedings that have been asserted or threatened against the Seller, the Business and/or the Purchased Assets prior to the Closing Date relating to (i) the Seller’s operation of the Business and/or the ownership or use of the Purchased Assets prior to the Closing Date, and/or (ii) any other business or non-business activities of the Seller not related to the Business and/or the Purchased Assets, including those Actions or other proceedings as set forth in Section 2.02(b)(viii) of the Disclosure Schedule (collectively, the “Outstanding Disputes”);

(ix) any Liabilities relating to or arising out of a breach or failure of Seller to perform under a Material Contract prior to the Closing Date, but only to the extent Seller’s performance was due prior to the Closing Date and such Material Contract is transferred by Seller to Purchaser in accordance with the terms of this Agreement;

(x) any Liability of Seller to indemnify or guaranty the Liability of any third party, except for such indemnifications and guaranties that are expressly set forth in the Material Contracts (to the extent such contracts are transferred);

(xi) any other Liability that is not an Assumed Liability; and

(xii) Liabilities for payments required under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) for any employee who is not a Transferred Employee.

(c) If and to the extent a Liability related solely to the Business is not expressly included in the Assumed Liabilities set forth in Section 2.02(a) nor the Excluded Liabilities (including for this purpose Section 2.02(b)(iv)) set forth in Section 2.02(b) and is not otherwise expressly contemplated by the other provisions of this Agreement, such Liability shall

(i) be assumed by the Purchaser if the event, circumstance, effect or state of facts giving rise to such Liability arose after Closing, or (ii) be retained by the Seller if the event, circumstance, effect or state of facts giving rise to such Liability arose prior to or at Closing.

(d) Non-Assignable Assets.

(i) Notwithstanding the foregoing, if any of the Transferred Material Contracts or Purchased Assets are not assignable or transferable (each, a “Non-Assignable Asset”) without the consent of, or waiver by, a third party (each, an “Assignment Consent”), either as a result of the provisions thereof or applicable Legal Requirements, and any of such Assignment Consents are not obtained by Seller on or prior to the Closing Date, Purchaser may elect to either (i) have Seller permanently retain the Non-Assignable Asset and all Liabilities relating thereto at the Closing; or (ii) have Seller continue its efforts to obtain the Assignment Consents after Closing, and, in either case, this Agreement and the related instruments of transfer shall not constitute an assignment or transfer of such Non-Assignable Assets, and Purchaser shall not assume Seller’s rights or obligations under such Non-Assignable Asset (and such Non-Assignable Asset shall not be included in the Purchased Assets). If Purchaser elects item (ii) above, Seller shall use its reasonable best efforts to obtain all such Assignment Consents as soon as reasonably practicable after the Closing Date and thereafter assign to Purchaser such Non-Assignable Assets. Following any such assignment, such assets shall be deemed Purchased Assets for purposes of this Agreement.

(ii) After the Closing, Seller shall cooperate with Purchaser in any reasonable arrangement designed to provide Purchaser with all of the benefits of the Non-Assignable Assets as if the appropriate Assignment Consents had been obtained, including by granting subleases and establishing arrangements whereby Purchaser shall undertake the work necessary to perform under the Transferred Material Contracts pursuant to the Transition Services Agreement or such other agreement to be mutually agreed upon by the Parties.

(iii) Seller and Purchaser shall pay equal portions when due of any out-of-pocket costs, fees or expenses incurred in connection with obtaining such Assignment Consents.

SECTION 2.03 Purchase Price; Allocation of Purchase Price.

(a) The aggregate purchase price for Purchaser’s acquisition of the Purchased Assets shall be (i) $12,750,000 (the “Cash Purchase Price”) and (ii) assumption of the Assumed Liabilities (collectively, the “Aggregate Purchase Price”). At the Closing, the Purchaser shall deposit $1,775,000 of the Cash Purchase Price (the “Escrow Amount”) into an escrow account (the “Escrow Account”), pursuant to the terms of an escrow agreement substantially in the form attached hereto as Exhibit K (the “Escrow Agreement”). The Escrow Amount shall be distributed from the Escrow Account pursuant to the terms and conditions of the Escrow Agreement.

(b) The Parties agree that the Transactions are intended to be and shall be treated for federal income Tax purposes as an “applicable asset acquisition” within the meaning of Section 1060 of the Code. The Parties agree to allocate, in accordance with all applicable

Treasury Regulations promulgated under Section 1060 of the Code and other applicable Laws and accounting regulations, the aggregate consideration paid by Purchaser (consisting of the Aggregate Purchase Price, the Assumed Liabilities and all other relevant items that are properly includible in determining the amount realized by Seller for federal income Tax purposes (the “Total Tax Consideration”)) among the Purchased Assets. Such allocation shall be made in a manner consistent with the fair market values of the Purchased Assets as are agreed between the Parties. Seller and Purchaser shall complete an allocation schedule of the Aggregate Purchase Price within 60 calendar days after the Closing Date that the Parties agree to use in making such allocation. Purchaser then will deliver to the Seller a draft IRS Form 8594 as proposed to be included by Purchaser with its Tax Returns for the taxable year of the Closing (the “Allocation Form”). If the Seller disagrees with any aspect of the proposed Allocation Form, the Seller shall, within 15 calendar days after receipt thereof, furnish to Purchaser a written statement of such disagreement, together with the reasons therefor. If, within such 15 calendar day period, Purchaser does not receive such a written statement of disagreement from the Seller, the Seller shall be deemed to have accepted the proposed Allocation Form and the proposed Allocation Form shall be final and binding upon the Seller. If Purchaser does receive such a written statement of disagreement from the Seller within such 15 calendar day period, then within 10 calendar days of such receipt the Seller and Purchaser shall discuss in person, by telephone, or by videoconference, their disagreement in order to attempt to resolve it through good faith negotiations. If the Seller and Purchaser are unable to resolve their disagreement within 20 calendar days after receipt by Purchaser of the written statement of disagreement from the Seller, the disagreement shall be submitted for determination to a mutually agreed upon independent nationally recognized accounting firm (the “Accountant”), which determination, absent manifest error, shall be final and binding upon the Seller and Purchaser and not subject to appeal. Such determination by the Accountant shall be made in accordance with this Agreement. The expenses incurred due to retention of the Accountant in making such determination shall be borne equally by the Seller and Purchaser.

SECTION 2.04 Closing. Subject to the terms and conditions of this Agreement, the sale and purchase of the Purchased Assets and the assumption of the Assumed Liabilities contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Paul, Hastings, Janofsky & Walker LLP, 695 Town Center Drive, Costa Mesa, California 92626 at 10:00 A.M. California time on January 5, 2009, or as soon as possible thereafter after the satisfaction or waiver of the conditions to the obligations of the Parties hereto set forth in Article VII, or at such other place or at such other time or on such other date as the Seller and the Purchaser may mutually agree upon in writing (the “Closing Date”).

SECTION 2.05 Closing Deliveries by the Seller. At the Closing, the Seller shall deliver or cause to be delivered to the Purchaser:

(a) the Bill of Sale duly executed by the Seller;

(b) the Sublease duly executed by Comarco, but only if the Lease has not been executed and delivered by Landlord and Purchaser by the time all other conditions to the obligations of the Parties hereto set forth in Article VII have been satisfied or waived;

(c) the Assignment of Trademarks and the Assignment of Patent Rights duly executed by the Seller;

(d) the Assignment and Assumption Agreement duly executed by the Seller;

(e) the Assignment and Assumption of Lease duly executed by the Seller;

(f) the Escrow Agreement duly executed by the Seller;

(g) the Trademark License Agreement duly executed by the Seller;

(h) the Transition Services Agreement duly executed by the Seller, to the extent not duly executed and delivered prior to the Closing as contemplated by Section 5.18;

(i) the Management Agreement duly executed by the Seller (to the extent still applicable);

(j) the Ascom Termination Agreement duly executed by Seller;

(k) the Books and Records;

(l) a receipt for the Cash Purchase Price; and

(m) a certificate of a duly authorized officer of the Seller dated as of the Closing Date certifying that the conditions set forth in Section 7.03(a) and 7.03(b) have been satisfied.

SECTION 2.06 Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver to the Seller:

(a) the Cash Purchase Price (less the Escrow Amount to be paid by Purchaser to the Escrow Agent under the Escrow Agreement) by wire transfer in immediately available funds to the Purchase Price Bank Account;

(b) the Bill of Sale duly executed by the Purchaser;

(c) the Assignment of Trademarks and the Assignment of Patent Rights duly executed by the Purchaser;

(d) the Assignment and Assumption Agreement duly executed by the Purchaser;

(e) the Assignment and Assumption of Lease duly executed by the Purchaser;

(f) the Escrow Agreement duly executed by the Purchaser;

(g) the Sublease duly executed by the Purchaser and Parent, but only if the Lease has not been executed and delivered by Landlord and Purchaser by the time all other conditions to the obligations of the Parties hereto set forth in Article VII have been satisfied or waived;

(h) the Transition Services Agreement duly executed by Purchaser, to the extent not duly executed and delivered prior to the Closing as contemplated by Section 5.18;

(i) the Management Agreement duly executed by Purchaser and Parent (to the extent still applicable);

(j) the Ascom Termination Agreement duly executed by Ascom (Schweiz) Ltd;

(k) the Resale Certificate duly executed by Purchaser, and

(l) a certificate of a duly authorized officer of the Purchaser and Parent, as applicable, dated as of the Closing Date certifying that the conditions set forth in Sections 7.02(a) and 7.02(b).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth in the Disclosure Schedule, each of CWT and Comarco hereby jointly and severally represent and warrant to the Purchaser and Parent, as of the Effective Date or, if a representation or warranty is made as of a specified date, as of such date, as follows:

SECTION 3.01 Organization, Authority and Qualification of CWT and Comarco.

(a) Each of CWT and Comarco is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and California, respectively, and, except for the Seller Shareholder Approval (as defined below), has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements, to carry out its obligations hereunder and thereunder and to consummate the Transactions. Each of CWT and Comarco is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not (a) adversely affect the ability of such corporation to carry out its obligations under, and to consummate the Transactions, or (b) result in a Loss to the Business that exceeds the Significance Threshold.

(b) Except for the Seller Shareholder Approval and subject to Section 5.06, the execution and delivery of this Agreement and the Ancillary Agreements by each of CWT and Comarco, the performance by each of CWT and Comarco of its obligations hereunder and thereunder and the consummation by each of CWT and Comarco of the Transactions have been duly authorized by all requisite action on the part of CWT and Comarco. The board of directors of each Seller has as of the date of this Agreement (i) duly approved this Agreement, the

Ancillary Agreements and the Transactions, (ii) duly authorized the execution and delivery of this Agreement, the Ancillary Agreements, the performance of the Sellers’ obligations thereunder and the consummation of the Transactions and (iii) resolved to recommend that the shareholders of each Seller adopt and approve this Agreement. The unanimous written consent of the holder of all the outstanding shares of common stock of CWT consenting to the adoption of this Agreement and the Required Shareholder Vote in the case of Comarco (the “Seller Shareholder Approval”) are the only votes or approvals of the holders of any class or series of capital stock of the Seller which is necessary to adopt this Agreement and approve the Transactions.

(c) Except for the Seller Shareholder Approval and subject to Section 5.06, this Agreement has been, and upon their execution the Ancillary Agreements shall have been, duly executed and delivered by the Seller, and (assuming due authorization, execution and delivery by the Purchaser) this Agreement constitutes, and upon their execution the Ancillary Agreements shall constitute, legal, valid and binding obligations of CWT and Comarco, enforceable against them in accordance with their respective terms.

SECTION 3.02 No Conflict. Assuming that the Seller Shareholder Approval and all consents, approvals, authorizations and other actions described in Section 3.03 have been obtained, all filings and notifications listed in Section 3.03 of the Disclosure Schedule have been made and any applicable waiting period has expired or been terminated, and except as may result from any facts or circumstances relating solely to the Purchaser, the execution, delivery and performance of this Agreement and the Ancillary Agreements by the Seller do not and will not (a) violate, conflict with or result in the breach of the articles of incorporation or bylaws of Comarco or the certificate of incorporation or bylaws of CWT, in each case as amended, (b) conflict with or violate any Law or Governmental Order applicable to the Seller or (c) except as set forth in Section 3.02(c) of the Disclosure Schedule, conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, acceleration or cancellation of, any Material Contract, the Lease or other material agreement concerning the Business or the Purchased Assets, except, in the case of clauses (b) and (c), as would not (i) materially and adversely affect the ability of the Seller to carry out its obligations under, and to consummate the Transactions or (ii) result in a Loss to the Business that exceeds the Significance Threshold.

SECTION 3.03 Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and each Ancillary Agreement by the Seller do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification by Seller to, any Governmental Authority, except (a) as described in Section 3.03 of the Disclosure Schedule, (b) where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Seller of the Transactions and would not result in a Loss to the Business that exceeds the Significance Threshold or (c) as may be necessary as a result of any facts or circumstances relating solely to the Purchaser or any of its Affiliates.

SECTION 3.04 Financial Statements.

(a) True and complete copies of (i) the audited consolidated balance sheet of Comarco and CWT for the fiscal year ended as of January 31, 2008, and the audited consolidated statements of income and cash flows of Comarco and CWT for the twelve months ended January 31, 2008 (collectively, the “Financial Statements”) and (ii) the unaudited balance sheet of the Business as of July 31, 2008, and the related unaudited statements of income of the Business for the six months ended July 31, 2008 attached hereto as Section 3.04(a) of the Disclosure Schedule (collectively, the “Interim Financial Statements”).

(b) The Financial Statements (i) were prepared in accordance with the books of account and other financial records of the Seller, (ii) present fairly, in all material respects, the financial condition and results of operations of the Seller as of the dates thereof or for the periods covered thereby and (iii) were prepared in all material respects in accordance with GAAP applied on a basis consistent with the past practices of the Seller.

(c) The Interim Financial Statements and the Closing Date Balance Sheet (i) were prepared, or will be prepared, respectively, in accordance with the books of account and other financial records of the Seller applicable to the Business (except as may be indicated in the notes thereto or in Section 3.04(c) of the Disclosure Schedule), (ii) present or will present, respectively, fairly, in all material respects, the financial condition and results of operations of the Business as of the dates thereof or for the periods covered thereby and (iii) were prepared or will be prepared, respectively, in all material respects in accordance with GAAP applied on a basis consistent with the past practices of the Seller, subject in each case to the absence of notes and, in the case of the Interim Financial Statements and the Closing Date Balance Sheet, to normal recurring year-end adjustments, the effect of which are not, individually or in the aggregate, material. Comarco and CWT have established, documented and maintains, adheres to and enforces a system of internal accounting controls with respect to the Business which are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP.

SECTION 3.05 Absence of Undisclosed Material Liabilities. There are no Liabilities of the Seller relating to the Business of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, other than (a) Liabilities reflected or reserved against on the Financial Statements or the notes thereto or the Interim Financial Statements or which will be reflected or reserved on the Closing Date Balance Sheet, (b) Liabilities as set forth in Section 3.05 of the Disclosure Schedule, (c) Liabilities in the Ordinary Course of Business arising after the date of the balance sheet in the Interim Financial Statements, or (d) Liabilities that, individually or in the aggregate, do not exceed $200,000.

SECTION 3.06 Conduct in the Ordinary Course. Since January 31, 2008 through the Effective Date, except as set forth in Section 3.06 of the Disclosure Schedule, there has not occurred any Loss to the Business in excess of the Significance Threshold outside the Ordinary Course of Business, the Business has been conducted in the Ordinary Course of Business, and Seller has not:

(a) sold, pledged, leased, transferred, or assigned any of its material assets related to the Business, other than in the Ordinary Course of Business;

(b) entered into any Material Contract outside the Ordinary Course of Business or accelerated, terminated, made modifications to, or cancelled any Material Contract, in each case outside the Ordinary Course of Business;

(c) made any capital expenditure related to the Business (or series of related capital expenditures) either involving more than $50,000 individually or $250,000 in the aggregate;

(d) suffered any extraordinary losses or waived any rights of material value related primarily to the Business, whether or not in the Ordinary Course of Business;

(e) suffered any material damage, destruction or loss with respect to the material assets of the Business or any other real or tangible personal property used in the Business, whether or not covered by insurance;

(f) made any material change in the Tax or accounting principles, methods, practices or procedures followed by the Seller with respect to the Business or any change in the depreciation or amortization policies or rates theretofore adopted by Seller with respect to the Business, except as required by GAAP or disclosed to Purchaser in writing;

(g) made any delay or postponement of payment of accounts payable or other Liabilities of Seller arising out of the operation of the Business outside of the Ordinary Course of Business;

(h) discounted or delayed the collection of Receivables or otherwise sold Receivables outside the Ordinary Course of Business;

(i) ordered or failed to order, or disposed or failed to dispose of, Inventory outside the Ordinary Course of Business; or

(j) committed to do any of the foregoing actions.

SECTION 3.07 Litigation. Except as set forth in Section 3.07 of the Disclosure Schedule, as of the Effective Date there is no Action by or against the Seller, or to the Seller’s Knowledge by or against any of the Seller’s officers or directors (in their capacities as such), which is pending or, to the Knowledge of Seller which is threatened, that relates to the Business, the Purchased Assets or the Assumed Liabilities, that would result in a Loss to the Business that exceeds the Significance Threshold or would affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the Transactions.

SECTION 3.08 Compliance with Laws. Except as set forth in Section 3.08 of the Disclosure Schedule or as would not result in a Loss to the Business that exceeds the Significance Threshold, the Seller has conducted and continues to conduct the Business in accordance with all Laws and Governmental Orders applicable to the Business and has obtained all necessary Governmental Approvals to conduct the Business as presently conducted. Seller is not required to obtain a Permit or other Governmental Approval from the Federal Trade Commission to conduct the Business as currently conducted. No representation and warranty is made under this Section 3.08 with respect to ERISA, employment matters or employee benefits or environmental matters.

SECTION 3.09 Environmental Matters.

(a) Except as disclosed in Section 3.09 of the Disclosure Schedule or as would not result in a Loss to the Business that exceeds the Significance Threshold, (i) the Seller is in compliance with all Environmental Laws applicable to the Business and has obtained and is in compliance with all Environmental Permits applicable to the Business, (ii) there are no written claims pursuant to any Environmental Law applicable to the Business pending or, to the Seller’s Knowledge, threatened, against the Seller and (iii) the Seller has provided the Purchaser with copies of any and all written environmental assessment or audit reports or other similar studies or analyses generated within the last two years and in the Seller’s possession relating to the Business (to the extent there are any).

(b) To the Knowledge of Seller, none of the following exists at any property or facility occupied, or operated by Seller: (i) underground storage tanks or surface impoundments; (ii) asbestos-containing material in any form or condition; (iii) materials or equipment containing polychlorinated biphenyls; or (iv) landfills.

(c) To the Knowledge of Seller, Seller has never treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or Released (as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended “CERCLA”) pursuant to the conduct of the Business any substance (including, without limitation, any hazardous substance) or owned, occupied, or operated any facility or property used in the conduct of the Business, so as to give rise to material Liabilities of the Seller for response costs, natural resource damages, or attorneys’ fees pursuant to CERCLA or any other Environmental Law.

(d) Without limiting the generality of the foregoing and except as would not result in a Loss to the Business that exceeds the Significance Threshold, to the Knowledge of Seller no facts, events, or conditions relating to the past or present properties or facilities used in the conduct of the Business, or operations of the Seller in the conduct of the Business shall give rise to any corrective, investigatory, or remedial obligations pursuant to Environmental Law, or give rise to any other Liabilities (whether accrued, absolute, contingent, unliquidated, or otherwise) pursuant to Environmental Law, including, without limitation, those Liabilities relating to onsite or offsite Releases or threatened Releases of hazardous materials, substances or wastes, personal injury, property damage, or natural resources damage.

(e) To the Knowledge of Seller, Seller has not, either expressly or by operation of law, assumed or undertaken any Liability or corrective investigatory or remedial obligation of any other Person in connection with the conduct of the Business relating to any Environmental Law.

(f) The Purchaser and Parent acknowledge that (i) the representations and warranties contained in this Section 3.09 are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws or with respect to any environmental matter, including natural resources, related in any way to the Business, including the Purchased Assets, or to this Agreement or its subject matter, and (ii) no other representation contained in this Agreement shall apply to any such matters and no other representation or warranty, express or implied, is being made with respect thereto.

SECTION 3.10 Permits. The Seller owns or possesses from each appropriate Governmental Authority all permits, licenses, authorizations, approvals, quality certifications, franchises or rights issued by any Governmental Authority that are necessary to conduct the Business as presently conducted, except where the failure to obtain or have such permits would not result in a Loss to the Business that exceeds the Significance Threshold (collectively “Permits”). Each Permit is described in Section 3.10 of the Disclosure Schedule. Except as set forth on Section 3.10 of the Disclosure Schedule, no loss or expiration of any such Permit is pending or, to the Knowledge of the Seller, threatened, other than expiration in accordance with the terms of such Permits that Seller reasonably believes may be renewed in the Ordinary Course of Business.

SECTION 3.11 Intellectual Property.

(a) Section 3.11(a) of the Disclosure Schedule sets forth a list of all patents and patent applications, registered trademarks and trademark applications, and registered copyrights and copyright applications included in the Transferred Intellectual Property (“Transferred Registered Intellectual Property”). To the Knowledge of the Seller and except as disclosed in Schedule 3.11(a), (i) no Person is engaging in any activity that infringes any Transferred Intellectual Property and Seller has made no claim against any Person asserting infringement of any Transferred Intellectual Property that has not yet been resolved; and (ii) no claim has been asserted against the Seller and the Seller has not received any communication alleging that in conducting the Business, the Seller has violated any of the Intellectual Property of any other Person or entity, nor to the Knowledge of Seller, is Seller aware that there is any reasonable basis with respect to the foregoing.

(b) All necessary application, registration, maintenance, renewal and other fees, and all necessary documents and certificates, in connection with such Transferred Registered Intellectual Property have been timely paid and filed, respectively, with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of perfecting, prosecuting and maintaining such Transferred Registered Intellectual Property. To Seller’s Knowledge, each U.S. patent application and U.S. patent included in the Transferred Patents was filed within one year of a printed publication, public use, or offer for sale of each invention described in such U.S. patent application or U.S. patent.

(c) To the Knowledge of the Seller, the Transferred Intellectual Property, third party Intellectual Property licensed pursuant to the Transferred IP Agreements, and any Intellectual Property provided under the Transition Services Agreement consists of all Intellectual Property material to the conduct of the Business as presently conducted. To the Knowledge of the Seller, the Transferred Patents are the only Patents owned by Seller that are material to the conduct of the Business as presently conducted.

(d) Except as disclosed in Section 3.11(d) of the Disclosure Schedule, the Seller is not obligated to pay royalties or other payments to third parties in excess of a total of $25,000 per year with respect to any Transferred IP Agreement containing a license or right to use any third party Intellectual Property used in connection with the operation of the Business as presently conducted.

(e) The Seller has taken commercially reasonable steps to maintain the patent applications included in the Transferred Patents. To the Knowledge of Seller, the Seller has obtained executed proprietary information and inventions assignment agreements (the “Proprietary Information Agreements”), that assign to Seller all rights, title and interest in and to Transferred Intellectual Property that is material to the conduct of the Business and/or the Transferred Intellectual Property relating to Symphony products and services from each prior and current employee, consultant and independent contractor who or that has contributed in any material way to such Transferred Intellectual Property. Other than under an appropriate confidentiality or nondisclosure agreement or contractual provision relating to confidentiality and nondisclosure, to the Knowledge of the Seller, there has been no disclosure to any third party of Trade Secrets of the Seller included in the Transferred Intellectual Property and the Seller has taken reasonable precautions to protect (i) the secrecy, confidentiality and value of the Trade Secrets included in the Transferred Intellectual Property and (ii) the confidentiality of the Trade Information that is material to the conduct of the Business and included in the Transferred Intellectual Property. To the extent material to the Transferred Intellectual Property, assignments to the Seller of the patent and patent applications included in the Transferred Intellectual Property have been duly executed and filed with the United States Patent and Trademark Office.

(f) Except as set forth in Section 3.11(f) of the Disclosure Schedule, neither the execution of this Agreement nor the consummation by the Seller of the Transactions will result in any violation, loss or impairment of, or payment of any additional amounts with respect to, any Transferred Intellectual Property, nor require Seller to obtain the consent of any Governmental Authority or other Person with respect to any Transferred Intellectual Property. Except as set forth in Section 3.11(f) of the Disclosure Schedule, the Seller is not a party to any contract under which a third party would have or would be entitled to receive a license or any other right to any Transferred Intellectual Property material to the conduct of the Business as a result of the execution of this Agreement or the consummation of the Transactions, nor would the consummation of such Transactions result in the material amendment or adverse alteration of any Transferred IP Agreement.

(g) Other than third party customers to whom Seller has granted Licenses in the Ordinary Course of Business or as set forth in Section 3.11(g) of the Disclosure Schedule, no third party has any ownership or inventorship claim or license or other rights to the Transferred Intellectual Property and the Seller is the owner of the entire right, title and interest in and to such Transferred Intellectual Property, in each case where the failure to have such rights, claims or interest would not result in a Loss to the Business that exceeds the Significance Threshold.

(h) To the Knowledge of the Seller, no government funding or personnel was used in the development of any Transferred Intellectual Property. To the Knowledge of the Seller, Seller has not received any claim from any university, college, other educational institution or research center that any Transferred Intellectual Property is owned by such entity as a result of being developed at such entity’s facility or by personnel who performed services for such entity at the same time such personnel developed the Transferred Intellectual Property for the Seller.

(i) To the Knowledge of the Seller, the software products which are part of the Purchased Assets do not contain any “viruses”, “worms”, “time-bombs”, “key-locks” or any other similar devices that are designed to disrupt or interfere with the operation of the products, provide unauthorized access to equipment upon which the products operate, or alter the integrity of the data residing on such equipment.

(j) Except as disclosed in Section 3.11(j) of the Disclosure Schedule, no software included in the Purchased Assets (“Transferred Software”) is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU General Public License, GNU Lesser General Public License or any other restrictive license arrangement to which Seller is a party that would require the disclosure, licensing, or distribution of any material portion of source code for the Transferred Software.

(k) The Purchaser and the Parent acknowledge that the representations and warranties set forth in this Section 3.11 shall be the sole and exclusive representations and warranties of Seller with regard to Intellectual Property and the other subject matter set forth in this Section. No other representation or warranty herein shall be construed to apply to Intellectual Property or such subject matter.

SECTION 3.12 Real Property.

(a) Seller does not own any real property related to the Business.

(b) Section 3.12(b) of the Disclosure Schedule sets forth a description of the leased real property subject to the Lake Forest Lease and the International Real Property Lease, which are the only leases used by the Seller in the conduct of the Business as currently conducted (the “Leased Real Property”) and the identity of the lessor, lessee and current occupant (if different from lessee) of each such parcel of Leased Real Property. Except as described in Section 3.12(b) of the Disclosure Schedule, (i) the Seller has delivered to the Purchaser, true and complete copies of the written leases in effect at the Effective Date relating to the Leased Real Property, (ii) as of the Effective Date and as of the Closing Date, there has not been and will not be any sublease or assignment entered into by the Seller in respect of the leases relating to the Leased Real Property which is currently in effect other than contemplated by this Agreement; and (iii) as of the Effective Date and as of the Closing Date, Seller is not, and will not be, in default for failing to pay any accrued but unpaid rent which by their respective terms is due to be paid prior to the Closing Date under the Lake Forest Lease.

(c) At Closing, Comarco’s financial net worth shall be sufficient to satisfy the financial net worth requirement set forth in Section 10.01(e) of the Lake Forest Lease.

SECTION 3.13 Purchased Assets.

(a) Except as expressly permitted by Section 5.01 of this Agreement for the time between the Effective Date and the Closing or as set forth on Section 3.13(a) of the Disclosure Schedule, the Seller owns good and marketable title to, or has a valid leasehold interest in all of the Purchased Assets, free and clear of all Encumbrances, other than (i) Permitted Encumbrances, or (ii) such minor imperfections of title or non-monetary encumbrances as do not detract from or interfere with the use of the Purchased Assets.

(b) Except as set forth on Section 3.13(b) of the Disclosure Schedule or as contemplated by the Transition Services Agreement, the Purchased Assets constitute substantially all of the assets necessary to conduct the Business as presently conducted and are in good working order in light of their age and use, except for such normal wear and tear of the Purchased Assets in the Ordinary Course of Business.

SECTION 3.14 Employees and Independent Contractors.

(a) Seller is not a party or otherwise subject to any collective bargaining agreement governing the wages, hours or terms of employment of its employees engaged in the conduct of the Business, and, to the Knowledge of Seller, Seller is not aware of any effort to organize any such employees as a part of any collective bargaining or similar unit, nor, to the Knowledge of Seller, has any such organizational effort been made or threatened by or on behalf of any labor union (which includes any application or request for recognition). Since January 31, 2006, Seller has not experienced any strikes or other industrial actions, grievances, claims of unfair labor practices, or other collective bargaining disputes or trade disputes. There is no union that Seller must notify or consult with regarding the Listed Employees (as defined below) in connection with the Transactions.

(b) Section 3.14(b) of the Disclosure Schedule contains as of the date set forth therein, an accurate list of the name, title, accrued vacation and paid time off and annual compensation for each employee listed thereon (each employee listed on Section 3.14(b) of the Disclosure Schedule is referred to as a “Listed Employee”) (including, without limitation, wages, salary, or, with respect to the Listed Employees compensated on an hourly or per diem basis, the hourly or per diem rate of compensation, commissions, fringe benefits, bonuses and other payments or benefits of any type, promised or contemplated increases in wages, salary, compensation, commissions, fringe benefits, bonuses or other payment or benefits of any type, promised or contemplated promotions, and service credited for purposes of vesting and eligibility to participate under any Plan (as defined herein)), and identifies each Listed Employee who is on a Seller-approved leave of absence and the type of such approved leave. To the Knowledge of Seller and except as would not result in a Loss to the Business that exceeds the Significance Threshold, the Seller has no Liability with respect to any misclassification of any individual who has received compensation for the performance of services on behalf of the Seller with respect to the Business as an independent contractor rather than as an employee or any Listed Employee classified as exempt from overtime pay which would result in Liability to Purchaser after the Closing.

(c) To Seller’s Knowledge and except as would not result in a Loss to the Business that exceeds the Significance Threshold or as otherwise set forth in Section 3.14(c) of the Disclosure Schedule, prior to the Effective Date, Seller has not, with respect to the Listed Employees, committed any unfair labor practice or violated any Laws applicable to the Listed Employees or otherwise violated its own policies, handbooks and work rules which have been communicated or made available to the Listed Employees, relating to labor and employment or employment practices or termination of employment in such a manner as would create Liability to Purchaser after the Closing.

(d) To the Knowledge of Seller, the Listed Employees who are located in the United States are authorized and have appropriate documentation to work in the United States. To the Knowledge of Seller, Section 3.14(d) of the Disclosure Schedule sets forth an accurate and complete list of all employees of the Seller who are not U.S. Citizens or permanent residents of the U.S. To the Knowledge of Seller, each of the employees required to be listed on Section 3.14(d) of the Disclosure Schedule is authorized under applicable U.S. immigration Laws to work in his or her current position for the Seller.

(e) To the Knowledge of Seller, Section 3.14(e) of the Disclosure Schedule sets forth an accurate and complete list of the Listed Employees working outside the U.S. (if any) who hold, and the type of, work and/or residence approval cards or permits, work authorizations, visas, permanent residence cards or other non-local status. To the Knowledge of Seller, Seller has no Liability with respect to each of the employees required to be listed on Section 3.14(e) of the Disclosure Schedule which would result in Liability to Purchaser after the Closing and each of such employees is authorized under applicable immigration Laws to work in his or her current positions for the Seller.

(f) During the ninety (90) days preceding the Effective Date, Seller has not implemented any plant closing, collective dismissal or layoff of employees that triggered the notification requirements of the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”), California Labor Code Section 1400, et. seq., or other similar Law.

SECTION 3.15 Employee Benefit Matters.

(a) Plans and Material Documents. Section 3.15(a) of the Disclosure Schedule contains a complete and accurate list of all employee benefit plans (as defined in Section 3(3) of ERISA) and all material bonus, stock option, stock purchase, restricted stock, deferred compensation, medical or life insurance, supplemental retirement or other benefit plans, programs, policies or arrangements, and all material employment, termination, change in control, severance or other contracts or agreements, in each case, whether or not written, to which the Seller is a party, or which are maintained, contributed to or sponsored by the Seller, in each case for the benefit of the Listed Employees (collectively, the “Plans”). The Transferred Employees shall not be entitled to receive any additional stock options and other equity incentives after the Closing and Purchaser shall have no Liability relating to or obligation to assume such stock options and/or other equity incentives for the Transferred Employees on and after the Closing Date.

(b) Except as set forth in Section 3.15(b) of the Disclosure Schedule, the Seller has made available to the Purchaser a true and complete copy of, in each case for the benefit of the Listed Employees, (i) each current plan document, plan amendments, all summary plan descriptions, (ii) all written personnel, payroll and employment manuals and policies of the Seller, (iii) a written description of any Plan that is not otherwise in writing, (iv) the Form 5500 filed in each of the most recent three plan years with respect to each Plan, including all schedules thereto, financial statements and the opinions of independent accounts, and (v) all material notices with respect to a Plan that were given by the Internal Revenue Service or the Department of Labor to the Seller, any ERISA Affiliate or any Plan since January 31, 2007 and prior to the Effective Date.

(c) Except as would not otherwise result in a Loss to the Business that exceeds the Significance Threshold, to the Knowledge of Seller each employee benefit plan as defined in Section 3(3) of ERISA is and at all times has been maintained, funded, operated and administered, and the Seller has performed all of its obligations under each Plan, in each case in accordance with the material terms of such Plan and in material compliance with all applicable Laws.

(d) Neither Seller nor any of its ERISA Affiliates sponsors, maintains or contributes to, nor, during the last six years, has sponsored, maintained or contributed to (or been obligated to sponsor, maintain or contribute to), (i) a multiemployer plan as defined in Section 3(37) of ERISA, (ii) a multiple employer plan within the meaning of Section 4063 or 4064 of ERISA, or (iii) an employee benefit plan, fund, program, contract or arrangement that is subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, for the benefit of any Listed Employee.

(e) Seller has provided Purchaser with a true and correct copy of the most recent determination letter from the IRS relating to its 401(k) plan and Seller has not received a notice of withdrawal of such determination letter from the IRS. Each Plan is in substantial compliance in form and operation with the applicable requirements provided by any and all applicable Law, including ERISA and the Code.

(f) Other than routine claims for benefits submitted by participants or beneficiaries, no claim against, or proceeding involving, any employee benefit plan as defined in Section 3(3) of ERISA or any fiduciary thereof is pending or, to the Seller’s Knowledge, is threatened, which could reasonably be expected to result in any material Liability, direct or indirect (by indemnification or otherwise) of the Purchaser to the Department of Labor, the IRS or any Person. Except as disclosed in Section 3.15(f) of the Disclosure Schedule, no contract with the IRS is being or has been negotiated with respect to any Plan, no Plan has been submitted for correction under the Employee Plan Compliance Resolution System as described in Revenue Procedure 2003-44 (or any successor Revenue Procedure) and no employee pension benefit plan within the meaning of Section 3(2) of ERISA has been submitted to the Department of Labor under its voluntary fiduciary correction program.

(g) Except as set forth on Section 3.15(g) of the Disclosure Schedule, since January 31, 2008, there has been no amendment to, written interpretation or official announcement by the Seller to the Listed Employees (whether or not written) with respect to any Plan that would accelerate benefits under any Plan or result in materially increased benefits as a result of the transaction contemplated herein.

(h) All contributions required to be made to any employee benefit plan within the meaning of Section 3(3) of ERISA by such plan’s terms or by applicable Law and all premiums due or payable with respect to insurance policies funding any such Plan, for any period through the Effective Date, have been timely made or paid in full or, to the extent not required to be made or paid on or before the Effective Date, have been fully reflected in line items on the Interim Financial Statements. All returns, reports and filings required by any Governmental Authority or which must be furnished to any Transferred Employee prior to the Closing Date with respect to each Plan have been filed or furnished or will be filed or furnished prior to the Closing Date.

(i) Except as required by the continuation coverage requirements of Sections 601 of ERISA and by COBRA, or as disclosed in Section 3.15(i) of the Disclosure Schedule, the Seller is not obligated to provide retiree or other post-termination health or welfare benefits subject to ERISA or as described in any of Seller’s severance policies or agreements to any Transferred Employee, or to their beneficiaries or dependents, following such employee’s retirement or other termination of service.

(j) The Purchaser and the Parent acknowledge that the representations and warranties set forth in this Section 3.15 shall be the sole and exclusive representations and warranties of Seller with regard to matters related employee benefits and the other subject matter set forth in this Section. No other representation or warranty herein shall be construed to apply to matters related to employee benefits or such subject matter.

SECTION 3.16 Taxes. Except as set forth in Section 3.16 of the Disclosure Schedule:

(a) All Tax Returns required to be filed with respect to the Business and the Purchased Assets have been timely filed;

(b) All Taxes shown to be payable on Tax Returns with respect to the Business and the Purchased Assets have been paid in full on a timely basis and no other Taxes are payable with respect to items or periods covered by such Tax Returns (whether or not shown on such Tax Returns);

(c) The Seller has not received from any Governmental Authority any written notice of proposed adjustment, deficiency or underpayment of any Taxes relating to the Business or the Purchased Assets;

(d) No audit of the Tax Returns relating to the Business or the Purchased Assets by any Governmental Authority is in process or, to the Knowledge of the Seller, pending or threatened (either in writing or orally, formally or informally);

(e) Seller is not a party to any continuing action or proceeding for assessment or collection of Taxes with respect to the Business or the Purchased Assets, nor has Seller received written notice in which such event has been asserted or threatened with respect to the Business or the Purchased Assets;

(f) The Seller has withheld and paid over all Taxes required to have been withheld and paid over with respect to the Business, the Listed Employees and the Purchased Assets;

(g) There are no Encumbrances on any of the Purchased Assets with respect to Taxes (other than Permitted Encumbrances);

(h) The Seller is not a party to any Tax sharing agreement;

(i) The unpaid Taxes of Seller related to the Business and/or the Purchased Assets for periods not included in the Tax Returns filed or to be filed prior to the Effective Date do not include any material Liability for Taxes attributable to events that are outside of the Ordinary Course of Business; and

(j) The Purchaser and the Parent acknowledge that the representations and warranties set forth in Section 3.06(f), 3.08, 3.15(e), 3.15(f) or this Section 3.16 shall be the sole and exclusive representations and warranties of Seller with regard to Taxes and the other subject matter set forth in this Section. No other representation or warranty herein shall be construed to apply to Taxes or such subject matter.

SECTION 3.17 Material Contracts.

(a) Section 3.17(a) of the Disclosure Schedule lists as of the Effective Date each of the following contracts and agreements that are material to the Business, the Purchased Assets and/or the Assumed Liabilities, excluding those Plans listed in Section 3.15(a) of the Disclosure Schedule (such contracts and agreements and amendments and revisions thereto being “Material Contracts”):

(i) all contracts with independent contractors or consultants (or similar arrangements) that are not cancelable without penalty or further payment and without more than 90 days’ notice;

(ii) all contracts and agreements that limit or purport to limit the ability of the Business to compete in any line of business or with any Person or in any geographic area or during any period of time;

(iii) all contracts and agreements involving total annual payments and/or obligations, in each case, in excess of $100,000;

(iv) the SwissQual Agreements;

(v) the Lake Forest Lease existing as of the Effective Date;

(vi) all Transferred IP Agreements; and

(vii) all other contracts which are material and necessary for the conduct of the Business as presently conducted.

(b) Except as disclosed in Section 3.17(b) of the Disclosure Schedule, each Material Contract is valid and binding on the Seller and, to the Knowledge of the Seller, the counterparties thereto, and is in full force and effect. Except as disclosed in Section 3.17(b) of the Disclosure Schedule, the Seller is not in breach of, or default under, any Material Contract to which it is a party, except for such breaches or defaults that would not result in a Loss to the Business that exceeds the Significance Threshold. Except as disclosed in Section 3.17(b) of the Disclosure Schedule or as contemplated by the Transition Services Agreement, to the Knowledge of Seller, the Material Contracts constitute all of the contracts that are material and necessary for the operation of the Business as presently conducted.

SECTION 3.18 Customers and Suppliers.

(a) Section 3.18(a) of the Disclosure Schedule identifies the Business’ five (5) largest customers (a “Material Customer”) and five (5) largest suppliers (a “Material Supplier”) (measured by dollar volume in each case) during the fiscal year ended January 31, 2008 and during the six month period ended July 31, 2008, showing with respect to each, the name and address, dollar volume and nature of the relationship (including the principal product bought or sold).

(b) Except as disclosed on Section 3.18(b) of the Disclosure Schedule, during the period from January 31, 2008 to the Effective Date, Seller has not been required to provide any bonding or other financial security arrangements in connection with any of the transactions with its customers and suppliers.

(c) Except as described in Section 3.18(c) of the Disclosure Schedule, Seller has not received during the period from January 31, 2008 to the Effective Date any written communication of any Material Customers’ and/or Material Suppliers’ intention to discontinue its relationship as a customer or supplier of, or materially reduce its purchases from or sales to Seller. There has been no material reduction in pricing or pricing structure (other than changes in the Ordinary Course of Business) with any Material Customer and/or Material Supplier between January 31, 2008 and the Effective Date.

SECTION 3.19 Competing Interests. Except as described in Section 3.19 of the Disclosure Schedule, no Seller entity, nor, to the Knowledge of the Seller, any Insider owns, directly or indirectly, an interest in any Person that is a competitor, customer or supplier of any Seller (in respect of the Business) or that otherwise has material business dealings with any Seller entity (in respect of the Business) other than ownership of less than five percent (5%) of the outstanding securities of any publicly traded entity or shares of a mutual fund, exchange traded fund, private equity fund or hedge fund.

SECTION 3.20 Illegal Payments or Activities. Neither Seller nor, to the Seller’s Knowledge, any director, manager, officer, agent or employee of either Seller, nor any subsidiary of any Seller entity, has, in connection with the Business, directly or indirectly: (a) used any funds of Seller for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) used any funds of Seller, or used any other funds to make any payment for the benefit of Seller, in violation of applicable Law to foreign or domestic government officials or employees; (c) used any funds of Seller, or used any other funds to make any payment for the benefit of Seller, in violation of applicable Law; or (d) taken any other action which would cause Seller to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder.

SECTION 3.21 Export Control Laws. The Seller has conducted since January 31, 2008 its export and reexport transactions in connection with the Business, in all material respects, in accordance with all applicable U.S. export and reexport controls, including, without limitation, the United States Export Administration Act and Export Administration Regulations (“EAR”), the International Traffic in Arms Regulations (“ITAR”) and sanctions, laws and regulations administered by the Office of Foreign Assets Control, and all other applicable import/export controls in other countries in which Seller conducts business. Section 3.21 of the Disclosure Schedule sets forth a true and accurate list of the amount of revenues and turnover for each country in which the Business has operated during the twelve month period ended January 31, 2008 and the six month period ended July 31, 2008.

SECTION 3.22 Brokers. Except for Pagemill Partners, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Seller. The Seller is solely responsible for the fees and expenses of Pagemill Partners, LLC.

SECTION 3.23 Fairness Opinion. The Comarco Board has received the opinion of Pagemill Partners, LLC, financial advisor to Comarco, dated as of the Effective Date of this Agreement and addressed to the Comarco Board, to the effect that subject to the assumptions, qualifications and limitations set forth therein, the Aggregate Purchase Price is fair, from a financial point of view, to Comarco. It is agreed and understood that such opinion is for the benefit of Comarco and may not be relied on by Purchaser or Parent.

SECTION 3.24 Solvency. Seller is not insolvent, and will not be rendered insolvent by this Agreement or the Transactions. Except as set forth in Section 3.24 of the Disclosure Schedule, immediately after giving effect to the consummation of this Agreement and the Transactions, (i) Seller expects that it will be able to pay its obligations as they become due in the usual course of such Seller’s business, (ii) Seller does not believe it will have unreasonably small capital with which to conduct its business, and (iii) Seller believes that its assets (calculated at fair market value) will exceed its Liabilities.

SECTION 3.25 Products; Products Liability; Receivables.

(a) Except as would not result in a Loss to the Business that exceeds the Significance Threshold: (i) each of the products (including any finished inventory) relating to the Business and/or the Purchased Assets is, and at all times up to and including the sale thereof has been processed, manufactured, packaged, labeled, stored, handled, distributed, shipped, marketed and promoted by Seller, to the Seller’s Knowledge, in compliance with all applicable Laws; and (ii) to Seller’s Knowledge each of the products (including any finished inventory) relating to the Business and/or the Purchased Assets conforms in all material respects to the applicable specifications and the warranties and other contractual obligations made or entered into by Seller.

(b) Except as set forth in Section 3.25(b) of the Disclosure Schedule, as of the Effective Date, there are no existing or, to Seller’s Knowledge, threatened Product Liabilities and/or claims against Seller which allege that the products sold in the Business are materially defective or that Seller’s services related to the Business materially fail to meet any service warranties. During the period between January 31, 2008 and the Effective Date, Seller has not incurred any material Liability from claims arising out of any injury to individuals as a result of the ownership, possession or use of products manufactured by the Business and, to the Seller’s Knowledge, as of the Effective Date there has been no investigation by any Governmental Authority with respect to any alleged injury and/or injury to individuals as a result of the ownership, possession or use of any products manufactured by the Business.

(c) The amount of the Receivables reflected on the Financial Statements and the Interim Financial Statements is, and with respect to the Closing Date Balance Sheet will be, collectible in the Ordinary Course of Business (net of the allowance for doubtful accounts and deferred revenue). The Receivables represent bona fide transactions. The Receivables will be separately identifiable solely to the Business and will not relate to any other business or operations of Seller.

SECTION 3.26 Insurance Coverage. Section 3.26 of the Disclosure Schedule contains a list of the insurance policies currently maintained by the Seller with regard to the Seller. Except as set forth in Section 3.26 of the Disclosure Schedule, there are currently no claims made by the Seller under any insurance policies currently in effect and covering the Purchased Assets or Business, and all premiums due and payable with respect to the policies maintained by the Seller have been paid to date. To the Knowledge of the Seller, there is no threatened termination by the insurance company of any such policies or arrangements.

SECTION 3.27 Disclaimer of the Seller. Except as set forth in this Article III, none of the Seller, its Affiliates or any of their respective officers, directors, employees or representatives make or have made any other representation or warranty, express or implied, at law or in equity, in respect of the Business or any of the Purchased Assets, including with respect to (i) merchantability or fitness for any particular purpose, (ii) the operation of the Business by the Purchaser after the Closing in any manner other than as used and operated by the Seller or (iii) the likelihood success or profitability of the Business after the Closing. Seller acknowledges that Purchaser has entered into this Agreement in express reliance on the Seller’s representations and warranties made herein. The Seller further acknowledges that, in connection with this Transaction, the Purchaser has furnished to the Seller good and sufficient consideration in exchange for the Seller’s representations and warranties made herein. Notwithstanding anything to the contrary contained in this Agreement, the Parties to this Agreement acknowledge and agree that neither Purchaser’s inquiries nor any other due diligence investigations conducted by the Purchaser, Parent and/or their respective advisors or representatives shall modify, amend, affect and/or waive the Purchaser and Parent’s right to rely on the Seller’s representations and warranties contained in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser hereby represents and warrants to the Seller, as of the Effective Date or, if a representation or warranty is made as of a specified date, as of such date, as follows:

SECTION 4.01 Organization and Authority of the Purchaser and Parent. Each of the Purchaser and the Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all necessary corporate power and authority to enter into this Agreement and the Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the Transactions. Each of the Purchaser and the Parent is duly licensed or qualified to do business and is in good standing in each jurisdiction which the properties owned or leased by it or the operation of its business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed, qualified or in good standing would not adversely affect the ability of Purchaser or Parent to carry out its respective obligations under, and to consummate the Transactions. The execution and delivery by the Purchaser and the Parent of this Agreement and the Ancillary Agreements to which each is a party, the performance by the Purchaser and the Parent of its obligations hereunder and thereunder and the consummation by the Purchaser and the Parent of the Transactions have been duly authorized by all requisite corporate action on the part of the Purchaser and the Parent. This Agreement has been, and upon their execution the Ancillary Agreements to which each of the Purchaser and the Parent is a party shall have been, duly executed and delivered by the Purchaser and the Parent, and (assuming due authorization, execution and delivery by the Seller) this Agreement constitutes, and upon their execution the Ancillary Agreements to which the Purchaser and the Parent is a party, shall constitute, legal, valid and binding obligations of the Purchaser or Parent, enforceable against the Purchaser or Parent in accordance with their respective terms.

SECTION 4.02 No Conflict. Assuming all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03 are obtained or taken, the execution, delivery and performance by each of the Purchaser and the Parent of this Agreement and the Ancillary Agreements to which it is a party do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of the Purchaser or Parent, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or Parent or their respective assets, properties or businesses or (c) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, Permit, franchise or other instrument or arrangement to which the Purchaser or Parent is a party, except, in the case of clauses (b) and (c), as would not materially and adversely affect the ability of the Purchaser or Parent to carry out their respective obligations under, and to consummate the Transactions.

SECTION 4.03 Governmental Consents and Approvals. The execution, delivery and performance by each of the Purchaser and the Parent of this Agreement and each Ancillary Agreement to which the Purchaser or Parent is a party do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification by Purchaser or Parent to, any Governmental Authority, except where failure to obtain such consent, approval, authorization or action, or to make such filing or notification, would not prevent or materially delay the consummation by the Purchaser or Parent of the Transactions.

SECTION 4.04 Financing. The Purchaser has sufficient immediately available funds to pay, in cash, the Cash Purchase Price and all other amounts payable pursuant to this Agreement and the Ancillary Agreements or otherwise necessary to consummate all the Transactions.

SECTION 4.05 Litigation. As of the Effective Date, no Action by or against the Purchaser or Parent is pending or, to the knowledge of the Purchaser and Parent, threatened, which could affect the legality, validity or enforceability of this Agreement, any Ancillary Agreement or the consummation of the Transactions.

SECTION 4.06 Brokers. Except for TCO AG, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser. Purchaser and/or Parent are solely responsible for the fees and expenses of TCO AG.

SECTION 4.07 Independent Investigation; Seller’s Representations. The Purchaser has conducted its own independent investigation, review and analysis of the Business and the operations, assets, Liabilities, results of operations, financial condition, software, technology and prospects of the Business, which investigation, review and analysis was done by the Purchaser and its Affiliates and representatives. The Purchaser acknowledges that it and its representatives have been provided adequate access to the personnel, properties, premises and records of the Business for such purpose. In entering into this Agreement and the Ancillary Agreements, the Purchaser acknowledges that it has relied upon the aforementioned investigation, review and analysis and not on any factual representations or opinions of the Seller or its representatives (except the specific representations and warranties of the Seller set forth in Article III and the schedules thereto). The Purchaser hereby agrees and acknowledges on behalf of itself and its Affiliates that other than the representations and warranties made in Article III, none of the Seller, its Affiliates, or any of their respective officers, directors, employees or representatives make or have made any representation or warranty, express or implied, at law or in equity, with respect to the Purchased Assets or the Business.

ARTICLE V

ADDITIONAL AGREEMENTS

SECTION 5.01 Conduct of Business Prior to the Closing.

(a) Affirmative Covenants of the Seller. Except as otherwise expressly contemplated by this Agreement or as described in Section 5.01(a) of the Disclosure Schedule, between the Effective Date and the Closing, unless the Purchaser otherwise agrees in writing (which agreement shall not be unreasonably withheld), Seller shall:

(i) conduct the Business only in the Ordinary Course of Business and consistent with commercially reasonable business practices;

(ii) use its commercially reasonable efforts to keep in full force and effect all Transferred Material Contracts and Transferred Intellectual Property prior to their scheduled expiration dates and use its commercially reasonable efforts to cause its current insurance (or reinsurance) policies not to be canceled or terminated or any of the coverage thereunder to lapse to the extent such policies concern the Business;

(iii) obtain the prior written consent of Purchaser (not to be unreasonably withheld, unreasonably delayed or unreasonably conditioned) before entering into any contracts that would, if in effect as of the Effective Date, be deemed Transferred Material Contracts other than in the Ordinary Course of Business and consistent with commercially reasonable business practices or as otherwise specifically contemplated by this Agreement;

(iv) obtain the prior written consent of Purchaser (not to be unreasonably withheld, delayed or conditioned) before entering into any oral or written contracts with third parties that would commit Purchaser after the Closing to providing any free field trials and/or free field installations with a cost value that is more than $50,000 in the individual or $100,000 in the aggregate;

(v) use its commercially reasonable efforts to keep intact in the Ordinary Course of Business and consistent with commercially reasonable business practices the business organization relating to the Business, including its present business operations, physical facilities, working conditions, and employees and including the Seller’s present relationships with material lessors, licensors, suppliers, customers, distributors, and others having material business relations with the Seller;

(vi) use its commercially reasonable efforts to (A) maintain in the Ordinary Course of Business and consistent with commercially reasonable business practices the Purchased Assets in good repair, order, and condition in light of their age and use (normal wear and tear excepted), (B) replace in the Ordinary Course of Business and consistent with commercially reasonable business practices Seller’s inoperable, worn out, or obsolete Purchased Assets with assets of good quality consistent with prudent practices and current needs and (C) in the event of a casualty, loss, or damage to any of such Purchased Assets before the Closing Date, whether or not the Seller is insured, either repair or replace in the Ordinary Course of Business and consistent with commercially reasonable business practices such damaged property or use the proceeds of such insurance in such other manner as is reasonably prudent in favor of the Business;

(vii) within 21 calendar days following the last day of each month during the period of time between the Effective Date and the Closing Date, deliver to Purchaser the unaudited balance sheet of the Business as of the last day of the immediately preceding calendar month and the related unaudited statement of income of the Business for the month then ended (each, a “Month End Financial Statement” and collectively, the “Month End Financial Statements”) it being understood that such Month End financial Statement will be formatted as a spreadsheet and no representation and warranty is made with respect thereto;

(viii) maintain its books, accounts, and records relating to the Business in accordance with GAAP, consistent with the custom and practice as used in the preparation of the Financial Statements; and

(ix) reasonably cooperate with the Purchaser in the Purchaser’s investigation of the Business and permit the Purchaser and its employees, agents, accounting, legal, and other authorized representatives who agree to be bound by confidentiality agreements reasonably acceptable to the Seller upon reasonable advance notice to Seller and at the sole cost and expense of Purchaser to (A) have reasonable access to the employees, premises, books, and records including financial and operating data, and other non-privileged information of the Seller, (B) visit and inspect any of the properties of the Seller, and (C) discuss the affairs, finances, and accounts of the Seller with the officers, key employees, key customers and key suppliers of Seller, in each case as reasonably necessary for Purchaser to effect the Transactions and in each case only to the extent as agreed to in advance by Seller (such agreement not to be unreasonably withheld, unreasonably delayed or unreasonably conditioned) and further subject to such limitations, restrictions and conditions as Seller may reasonably require or impose; provided, however, that Seller shall not be required to grant access or furnish information (I) to the extent that such information is subject to an attorney/client privilege or attorney work-product privilege, (II) set forth in Section 2.01(b)(x) of the Disclosure Schedule, or (III) relating to medical histories or other private information relating to any individual employee of Seller, the disclosure of which Seller reasonably determines could subject Seller to liability without such individual’s consent.

(b) Negative Covenants of the Seller. Except as otherwise expressly contemplated elsewhere by this Agreement or as described in Section 5.01(b) of the Disclosure Schedule, between the Effective Date and the Closing, unless Purchaser otherwise agrees in writing (which agreement shall not be unreasonably withheld), Seller shall not;

(i) change, in any material respect, any of its accounting methods with respect to the Business or the Purchased Assets, except as required by applicable Legal Requirements or changes in GAAP or as otherwise recommended by Seller’s accounting firm;

(ii) enter into any new contract or amend any existing contract with any Insider who works primarily on the Business, terminate and/or change the terms and conditions of employment of any Listed Employee, temporary employee and/or independent contractor who works principally on the Business (including making or granting any material increase or decrease in any compensation of such individual) or make or grant any material increase or decrease to any Listed Employee under any Plan (including, without limitation, any employee benefit plan, incentive arrangement, or other benefit) with respect to any Listed Employee, except (A) as reasonably necessary to comply with applicable Legal Requirements, (B) in connection with entering into any retention agreements or programs determined by the Comarco Board as being reasonably necessary to maintain its business operations prior to, and extending through, the Closing Date as long as such agreements or programs do not result in any additional Liability or obligations of Purchaser after the Closing, or (C) the Seller may amend any Plan to conform with any statutory changes in Code Section 409A and any guidance or regulation issued thereunder (the foregoing exceptions (A) through (D), inclusive, the “Compensation Exceptions”);

(iii) establish, amend or contribute to any Plan (including any employee benefit plan, incentive arrangement, or other benefit) covering any of the Listed Employees except as required by Law, the terms of any Plan or in the Ordinary Course of Business consistent with commercially reasonable business practices;

(iv) except as specifically contemplated by this Agreement, enter into any contract that would, if in effect as of the Effective Date, be deemed a Material Contract other than in the Ordinary Course of Business and consistent with commercially reasonable business practices;

(v) change in any material respect the terms or practices of extending warranties, discounts or credits to customers of the Business or grant any warranty, discount or credit, in each case, outside the Ordinary Course of Business or not consistent with commercially reasonable business practices;

(vi) purchase or order any Inventory outside the Ordinary Course of Business or not consistent with commercially reasonable business practices;

(vii) make any capital expenditure related to the Business (or series of related capital expenditures) either involving more than $25,000 individually or $50,000 in the aggregate;

(viii) delay and/or postpone payment of accounts payable arising from the operation of the Business, including, without limitation, payables to Seller’s suppliers, customers, vendors, and other third parties for which Seller is obligated to make payments between the Effective Date and the Closing Date, except in the case of bona fide disputes with such vendors and suppliers;

(ix) other than in the Ordinary Course of Business and consistent with commercially reasonable business practices, modify, delay, accelerate, postpone and/or discount, as applicable, the timing, collection, ordering, disposition and/or sale of any Receivables in any material respect;

(x) other than sales of Inventory in the Ordinary Course of Business and consistent with commercially reasonable business practices, sell, transfer, contribute, distribute, or otherwise dispose of any of the Purchased Assets (or interests in any of the Purchased Assets) with a value in excess of $25,000 in the aggregate;

(xi) enter into any amendments, terminations, extensions, renewals or other modifications of any Transferred Material Contract, that would have an adverse effect on the Business after the Closing in excess of $25,000 in the aggregate;

(xii) initiate any material Action, and/or waive, release or settle any material Action, by or against Seller with respect to the Business, Assumed Liabilities and/or the Purchased Assets, which could result in an adverse effect on the Business after the Closing in excess of $50,000 in the aggregate;

(xiii) create, incur or assume any Encumbrance (other than Permitted Encumbrances) to secure indebtedness for borrowed money using any Purchased Assets which would materially and adversely affect the Purchased Assets after the Closing or Purchaser’s ability to conduct the Business in substantially the same manner and condition as conducted by Seller on the Effective Date;

(xiv) fail to use its commercially reasonable efforts to comply in the Ordinary Course of Business and consistent with commercially reasonable business practices in all material respects with all Laws and regulations applicable to the activities associated with the Purchased Assets;

(xv) make, change or rescind any material election in respect of any Tax relating primarily to the Business or the Purchased Assets in a manner which materially and adversely affects the Purchased Assets;

(xvi) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement or closing agreement, settlement or compromise with any Governmental Authority of any claim or assessment in respect of any material Tax relating primarily to the Business or the Purchased Assets in a manner which materially and adversely affects the Purchased Assets;

(xvii) take any action that would result in more than nineteen (19) employees of Seller suffering an “employment loss,” layoff or “separation” from a position (as such terms or similar terms are used in the WARN Act) during any rolling ninety (90) day period commencing ninety (90) days prior to the Closing and ending ninety (90) days after the Closing; for purposes of this Section 5.01(b)(xvii) the termination by Seller of the Identified Employees or any of the Other Employees who receive offers from Purchaser pursuant to Section 6.01 shall not be considered to have resulted in any “employment losses,” layoffs,” or “separations” from a position;

(xviii) cause or permit the Business to enter into any new line of business in any material respect; and/or

(xix) commit, or enter into any agreement (oral or written) to do, any of the foregoing.

SECTION 5.02 Post-Closing Access to Information.

(a) For a period of seven years following the Closing, each of Seller, on the one hand, and Purchaser and Parent, on the other hand, shall (i) upon reasonable notice, afford the officers, employees, agents and representatives of the other reasonable access (including, without limitation, the right to make, at the Purchaser’s expense, photocopies), during normal business hours, to any and all books and records relating to the Business, the Purchased Assets, and the Assumed Liabilities; and (ii) reasonably cooperate with and reasonably assist the other (including, without limitation, by using commercially reasonable efforts to make available any and all relevant employees, consultants, officers and directors) in connection with any Action relating to the Business, the Purchased Assets, and/or the Assumed Liabilities to the extent relating to facts and circumstances arising on or prior to the Closing; provided, however, neither Party shall be required to grant such access or furnish information to the extent that such information is subject to an attorney/client privilege or attorney work-product privilege; provided, further, that either Party may condition the grant of access to any such information upon the execution by the other Parties of a joint defense or similar agreement that is reasonably determined by disclosing Party, upon advice of its outside counsel, to be sufficient to maintain such privilege despite such grant.

(b) For a period of seven years following the Closing, each of Seller, on the one hand, and Purchaser, on the other hand, shall retain the books and records relating to the Business, the Purchased Assets, and the Assumed Liabilities for all periods prior to the Closing.

SECTION 5.03 Confidentiality.

(a) The terms of the Confidentiality Agreement dated as of July 12, 2007 (the “Confidentiality Agreement”) between the Seller and the Parent are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of the Purchaser under this Section 5.03 shall terminate; provided, however, that the Confidentiality Agreement shall terminate only in respect of that portion of the “Evaluation Material” (as defined in the Confidentiality Agreement) exclusively relating to the Business. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.

(b) Nothing provided to the Purchaser pursuant to Section 5.01(a)(viii), Section 5.01(a)(ix) or Section 5.02(a) shall in any way amend or diminish the Parent’s and Purchaser’s obligations under the Confidentiality Agreement. The Purchaser and Parent acknowledge and agree that any Evaluation Material provided to the Purchaser or Parent pursuant to Section 5.01(a)(viii), Section 5.01(a)(x) or Section 5.02(a) or otherwise by the Seller or any officer, director, employee, agent, representative, accountant or counsel thereof shall be subject to the terms and conditions of the Confidentiality Agreement.

SECTION 5.04 Regulatory and Other Authorizations; Notices and Consents.

(a) Each Party shall use its reasonable best efforts to promptly obtain all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to, this Agreement and the Ancillary Agreements and will cooperate fully with the other Parties in promptly seeking to obtain all such authorizations, consents, orders and approvals. With respect to any fees or other payments to any Governmental Authorities in order to obtain any such authorization, consent, order or approval: (i) the Purchaser shall be solely responsible for such fees payable to Governmental Authorities in the European Union, (ii) the Seller shall be solely responsible for such fees payable to Governmental Authorities in North and South America, and (iii) the Purchaser and the Seller shall share equally in the costs of any other fees payable to Governmental Authorities with respect to the remainder of the world.

(b) Subject to applicable Law, each Party to this Agreement shall promptly notify the other Parties of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other Parties to review in advance any proposed communication by such Party to any Governmental Authority. No Party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless, to the extent practicable, it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority and otherwise to the extent practicable, gives the other Parties the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement and applicable Law, the Parties to this Agreement will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions.

SECTION 5.05 Non-Compete and Non-Solicitation.

(a) Non-Competition. In consideration of the mutual covenants provided for herein to the Seller at the Closing, Seller shall not and shall cause its subsidiaries not to engage (whether as an owner, operator, manager or otherwise) throughout the world (the “Territory”) during the period beginning on the Closing Date and ending on the fourth (4th) anniversary of the Closing Date, directly or indirectly, in any business that commercially designs, develops, manufactures, sells, deploys, licenses, markets, supports or maintains products or services that are competitive to the Business as of the Closing Date and/or the Mobile Test Solutions business of Parent and its Affiliates including cellular user experience testing systems (collectively, the “Restricted Business”); provided, however, that the foregoing shall not prohibit Seller or any of its subsidiaries from owning or acquiring five percent (5%) or less of the voting securities of another company that engages in the Restricted Business in the Territory, so long as such voting securities are listed on any national securities exchange or in any over-the-counter market.

(b) Non-Solicitation of Employees and Independent Contractors. Seller agrees that, during the period beginning on the Closing Date and ending on the fourth (4th) anniversary of the Closing Date (the “Nonsolicitation Period”), it shall not and shall cause each of its subsidiaries not to directly or indirectly (i) contact, approach, or solicit for the purpose of offering employment to or hiring (whether as an employee, consultant, agent, independent contractor or otherwise) or actually hire any Transferred Employee without the prior written consent of the Purchaser, and/or (ii) induce or attempt to induce any customer or other business relation of the Seller into any business relationship which might materially harm the Business. Notwithstanding the foregoing, nothing in this Section will be deemed to prohibit Seller from engaging in general media advertising or solicitation that may be targeted to a particular geographic or technical area but that is not targeted towards employees of Purchaser and/or Parent.

(c) The Parties hereto agree that the covenants set forth in this Section 5.05 are reasonable with respect to its duration, geographical area, and scope. If the final judgment of a court of competent jurisdiction declares that any term or provision of this Section 5.05 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed. The covenants contained in this Section 5.05 shall be construed as a series of separate covenants, one for each county, city and state of any geographic area where any business is carried on by Purchaser, Parent and their respective subsidiaries. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenant contained in the preceding paragraphs. If, in any judicial proceeding, a court refuses to enforce any of such separate covenants (or any part thereof), then such unenforceable covenant (or portions thereof) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. In the event that the provisions of this Section 5.05 are deemed to exceed the time, geographic or scope limitations permitted by Law, then such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by Law.

SECTION 5.06 No Solicitation by Seller.

(a) As of the Effective Date, Seller shall immediately cease and cause to be terminated any discussions or negotiations with any Person with respect to an Acquisition Proposal. Seller shall not, and shall not authorize or permit its Representatives to, directly or indirectly (i) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries or proposals that constitute, or would reasonably be expected to lead to, any Acquisition Proposal, (ii) participate in any discussions or negotiations with any third party regarding any Acquisition Proposal or (iii) enter into any agreement related to any Acquisition Proposal; provided, however, that if after the Effective Date the Comarco Board receives an unsolicited, written Acquisition Proposal in circumstances not involving a breach of this Section 5.06 and the Comarco Board determines in good faith that such Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Offer and with respect to which the Comarco Board determines in good faith, after consulting with and receiving advice from outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to Comarco’s shareholders under applicable Law, then Comarco may, at any time prior to obtaining the Required Shareholder Vote (but in no event after obtaining the Required Shareholder Vote) and after providing Purchaser not less than two Business Days prior written notice of its intention to take such actions, (A) furnish information with respect to the Seller to the Person making such Acquisition Proposal, but only after such Person enters into a customary confidentiality agreement with Seller, provided that (1) such new confidentiality agreement may not include any provision calling for an exclusive right to negotiate with the Seller and (2) the Seller advises Purchaser of all such non-public information delivered to such Person concurrently with its delivery to such Person and concurrently with its delivery to such Person the Seller delivers to Purchaser all such information not previously provided to Purchaser, (B) participate in discussions and negotiations with such Person regarding such Acquisition Proposal and (C) enter into the confidentiality agreement contemplated by clause (A) of this proviso. Subject to the fiduciary duties of the Comarco Board, the Seller shall use commercially reasonable efforts to enforce each confidentiality, standstill or similar agreement to which the Seller or any of its Affiliates is a party or by which any of them is bound.

(b) In addition to the other obligations of the Seller set forth in this Section 5.06, Seller shall promptly advise Purchaser, orally and in writing, and in no event later than 48 hours after receipt, if any proposal, offer, inquiry or indication of interest is initially received by Seller that would reasonably be expected to lead to an Acquisition Proposal, or any non-public information is initially requested from, or any discussions or negotiations are sought to be initiated or continued with, the Seller in respect of any Acquisition Proposal, and shall, in any such notice to Purchaser, indicate the identity of the Person making such proposal, offer, inquiry or other indication of interest and the material terms and conditions of any proposals or offers or the nature of any inquiries or indications of interest (including copies of any written materials received from or on behalf of such Person to the extent allowed by Seller pursuant to its contractual obligations), and thereafter shall promptly keep Purchaser informed of all material changes to the terms of any such proposals, offers, inquiries or requests (including copies of any additional written materials received from or on behalf of such Person to the extent allowed by Seller pursuant to its contractual obligations).

(c) Except as expressly permitted by this Section 5.06(c), the Comarco Board shall not (i)(A) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Purchaser, the Comarco Board Recommendation or (B) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal or (ii) approve or recommend, or propose publicly to approve or recommend, or cause or authorize any Seller to enter into, any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement related to any Acquisition Proposal (other than a confidentiality agreement in accordance with Section 5.06(a) above) (each, a “Seller Acquisition Agreement”). Notwithstanding the foregoing or any other provision of this Agreement, (x) the Comarco Board may withdraw or modify the Comarco Board Recommendation, or recommend an Acquisition Proposal, if such Board determines in good faith, after consulting with and receiving advice from outside counsel, that the failure to make such withdrawal, modification or recommendation would be inconsistent with its fiduciary duties to the Seller’s shareholders under applicable Law and (y) if the Comarco Board receives an unsolicited, written Acquisition Proposal that was made in circumstances not involving a breach of Section 5.06(a) (above) and that such Board determines in good faith constitutes a Superior Offer, the Comarco Board may, in response to such Superior Offer and within the three Business Day period described below, cause Seller to enter into a Seller Acquisition Agreement with respect to such Superior Offer but only if Seller shall have concurrently with entering into such Seller Acquisition Agreement terminated this Agreement pursuant to Article IX and prior thereto or concurrently therewith paid the Termination Fee required pursuant to Article IX, but in any event only after the third Business Day following Purchaser’s receipt of written notice (the “Notice”) from the Seller advising Purchaser that the Comarco Board is prepared to enter into a definitive agreement with respect to such Superior Offer and terminate this Agreement (it being understood that Seller shall be required to deliver a new Notice in respect of any revised Superior Offer (other than immaterial revisions) from such third party or its Affiliates that Seller proposes to accept, attaching the most current version of such agreement to such Notice (which version shall be updated on a current basis)), and only if, during such three Business Day period, Seller and its Representatives shall have negotiated in good faith with Purchaser and Purchaser’s

Representatives to make such adjustments in the terms of this Agreement such that the Acquisition Proposal would no longer constitute a Superior Offer and, at the end of such three Business Day period, after taking into account any such adjusted terms as may have been proposed by Purchaser in writing (and not withdrawn) since its receipt of such Notice, the Comarco Board has again in good faith made the determination referred to above in this clause (y).

(d) Nothing contained in this Section 5.06 or elsewhere shall prevent Seller from complying with Rule 14d-9 and Rule

14e-2 under the Exchange Act with regard to an Acquisition Proposal.

SECTION 5.07 Notifications; Update of Disclosure Schedule. Concurrently with the execution and delivery of this Agreement, each Party has delivered a Disclosure Schedule that includes all of the information required by the relevant provisions of this Agreement. In addition, either Party shall deliver to the other Party such additions to or modifications of any Sections of such Party’s Disclosure Schedule necessary to make the information set forth therein true, accurate and complete in all material respects as of the Effective Date (or such other specific date as may be specified in a representation or warranty) as soon as practicable after such information is available to such Party after the date of execution and delivery of this Agreement and prior to the Closing; provided, that (a) such disclosures shall not constitute an exception to the representations and warranties of such Party under this Agreement; (b) any such additional disclosure by Seller shall not affect the ability of Purchaser and/or Parent to terminate this Agreement pursuant to Article IX and (c) any such additional disclosure by Purchaser shall not affect the ability of Seller to terminate this Agreement pursuant to Article IX.

SECTION 5.08 Bulk Transfer Laws. Each of the Parties hereby waives compliance by the other Parties with any applicable bulk sale or bulk transfer laws of any jurisdiction in connection with the sale of the Purchased Assets to the Purchaser.

SECTION 5.09 Further Action. Prior to and after the Closing, the Parties hereto shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the Transactions. In furtherance of the foregoing, Parent agrees to guarantee the obligations of Purchaser, or otherwise become a party to, such agreements or consents as may be necessary to satisfy the conditions set forth in Section 7.03(c). Without limiting the foregoing, (i) Seller shall deliver to Purchaser a true and correct copy of the unaudited balance sheet of the Business as of the Closing Date (the “Closing Date Balance Sheet”) within 30 calendar days following the Closing, (ii) Seller shall reasonably cooperate with Purchaser in Purchaser’s request that the Landlord deliver a reasonable Landlord Estoppel, and (iii) Parent shall cause Ascom (Schweiz) AG to execute and deliver the Ascom Termination Agreement at Closing.

SECTION 5.10 Proxy Statement.

(a) As soon as reasonably practicable after the Effective Date, Comarco shall prepare and file with the SEC, and Purchaser and Parent shall provide reasonable cooperation to Comarco in the preparation of, a proxy statement relating to the approval of the transactions contemplated by this Agreement by Comarco’s shareholders (as amended or supplemented from time to time, the “Proxy Statement”). Comarco shall (i) respond as promptly as practicable to any comments of the SEC with respect thereto and (ii) to the extent permitted by applicable Legal Requirements, cause the Proxy Statement to be mailed to Comarco’s shareholders as promptly as reasonably practicable following its receipt of clearance from the SEC that the SEC’s comments on the Proxy Statement, if any, have been properly addressed. Comarco shall promptly notify Purchaser upon the receipt of any comments from the SEC or its staff or any request from the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Purchaser with copies of all correspondence between Comarco and its representatives, on the one hand, and the SEC and its staff, on the other hand. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, Comarco shall (x) provide Purchaser the reasonable opportunity to review and comment on such document or response prior to any filing of such document or response to any comments of the SEC and consider in good faith Purchaser’s comments, (y) include in such document or response all comments reasonably proposed by Purchaser with respect to any statement or information specifically relating to the Purchaser.

(b) If Comarco becomes aware of any information that should be disclosed in an amendment or supplement to the Proxy Statement, then (i) Comarco shall, in accordance with the procedures set forth in Section 5.10(a), prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable, and (ii) if appropriate, cause such amendment or supplement to be mailed to the shareholders of Comarco. If Purchaser becomes aware of any information regarding Purchaser that is required to be disclosed in an amendment or supplement to the Proxy Statement, then Purchaser shall promptly inform Comarco of such information.

(c) Comarco covenants and agrees to use reasonable best efforts to ensure that none of the information to be supplied by Seller or any of its Representatives specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to Comarco’s shareholders and at the time of the Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no covenant is made by Comarco with respect to statements made or incorporated by reference therein based on information supplied by Parent or Purchaser or any of their Representatives specifically for inclusion or incorporation by reference therein.

(d) Each of Parent and Purchaser covenants and agrees to use reasonable best efforts to ensure that none of the information to be supplied by Parent and Purchaser or any of its respective Representatives specifically for inclusion or incorporation by reference in the Proxy Statement will, at the time the Proxy Statement is first mailed to Comarco’s shareholders and at the time of the Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no covenant is made by Parent and Purchaser with respect to statements made or incorporated by reference therein in the Proxy Statement (i) that are not approved in writing by Parent and Purchaser and/or (ii) based on information supplied by Comarco or any of Comarco’s Representatives.

SECTION 5.11 Shareholder Meeting.

(a) Subject to Section 5.11(b): (i) Comarco shall, as promptly as reasonably practicable after the Proxy Statement is cleared by the SEC for mailing to Comarco’s shareholders, establish a record date for, duly call, give notice of, convene and hold a meeting of its shareholders (collectively, the “Shareholder Meeting”) for the purpose of obtaining the Required Shareholder Vote; and (ii) Comarco shall, through its board of directors, recommend to its shareholders that they approve this Agreement and the transactions contemplated hereby (the “Comarco Board Recommendation”), and shall include the Comarco Board Recommendation in the Proxy Statement. Without modifying the foregoing, Comarco shall use its commercially reasonable efforts to cause the Shareholder Meeting to be held no later than the Outside Date.

(b) Notwithstanding anything to the contrary contained in Section 5.11(a) above or in any other provision of this Agreement and for avoidance of doubt, in the event (i) of a withdrawal or modification of the Board Recommendation, (ii) the Comarco Board determines in good faith after consulting with and receiving advice from its advisors that an Acquisition Proposal constitutes, or is reasonably likely to result in, a Superior Offer, or (iii) if this Agreement is terminated before the Shareholder Meeting is held, then Comarco shall not be obligated to establish a record date for, duly call, give notice of, convene or hold the Shareholder Meeting and Comarco may adjourn, postpone or cancel the Shareholder Meeting at any time prior to the time Comarco obtains the Required Shareholder Vote.

SECTION 5.12 Change of Corporate Name. From and after the Closing, except with the Purchaser’s prior written consent, Seller shall not use in the promotion of its remaining business or in any corporate name the terms “Wireless Test Solutions”, “Seven.Five”, “Symphony”, “Opti”, “QuOTA”, “Prizm” or the acronym or abbreviation “WTS” (collectively, the “Business Names”). Notwithstanding the foregoing, following the Closing Seller shall not be prohibited from using any of the Business Names for noncommercial purposes, including in connection with compliance with any Legal Requirement, its financial reporting and other public disclosures.

SECTION 5.13 Lease. Subject to the terms of this Section 5.13 and the terms of Section 5.14, Seller shall cooperate with Purchaser in assisting Purchaser with Purchaser’s attempt to negotiate the Lease with Landlord. Purchaser agrees to use its good faith efforts to negotiate and execute the Lease with Landlord (which good faith efforts shall include causing Parent to enter into a guaranty for the benefit of Landlord). The Lease, if executed, shall be conditioned upon and effective as of the Closing. As part of the negotiation of the Lease with Landlord and as condition to the effectiveness of the Lease, Purchaser shall cooperate with Seller in assisting Comarco with Comarco’s attempt to negotiate an amendment to the Lake Forest

Lease (“Lake Forest Lease Amendment”) with Landlord that eliminates the premises which are to be subject to the Lease. Each Party shall bear their own out of pocket costs incurred in connection with the negotiation of the Lease and Lake Forest Lease Amendment. Purchaser shall require that the Lease and the Lake Forest Lease Amendment, to the extent negotiated and to be executed, shall be consistent with the terms set forth in Section 5.13 of the Disclosure Schedule. If Purchaser has not entered into the Lease by the earlier of (i) forty five (45) days after Effective Date or (ii) the time all of the other conditions to the obligations of the Parties hereto set forth in Article VII have been satisfied or waived, Comarco, Purchaser and Parent shall enter into the Sublease immediately and such Sublease shall be conditioned upon and effective as of the Closing. At least 15 days prior to the Closing, Comarco and Purchaser shall submit the executed Sublease to the Landlord and use commercially reasonable efforts to comply with Section 10.01(e) of the Lake Forest Lease including, without limitation, the delivery of all notices, documents and information necessary to satisfy the requirements of Section 10.01(e) of the Lake Forest Lease.

SECTION 5.14 Certain Costs, Fees and Expenses. Between the Effective Date and the Closing, Seller shall, at the request of Purchaser, use commercially reasonable efforts to perform or cause to be performed the actions set forth in Section 5.14 of the Disclosure Schedule, subject to the terms of the Lake Forest Lease and any rights of the Landlord thereunder to approve such actions. The Parties agree to split equally such costs and expenses incurred in connection with such actions. Purchaser and/or Parent shall promptly reimburse Seller for its one-half (1/2) of the costs, fees and expenses incurred in connection with such actions within one week of receipt of an invoice provided by Seller. Purchaser and Parent’s obligations to pay such costs, fees or expenses are not subject to the Closing and shall survive the Closing.

SECTION 5.15 Conveyance Taxes.

(a) The Parties shall pay equal portions when due of all Conveyance Taxes. Prior to Closing, Purchaser shall obtain a seller’s permit from the California Board of Equalization and, at Closing, Purchaser shall deliver to Seller an executed California Resale Certificate on form BOE-230 (7-02) (the “Resale Certificate”).

(b) Seller shall cause to be filed all necessary Tax Returns and other documentation with respect to such Conveyance Taxes. If required by Applicable Law, Purchaser shall join in the execution of any such Tax Returns of such other documentation. Notwithstanding the foregoing, Purchaser may (but shall not be obligated to) pay when due any such Taxes assessed against any of them, or any of the Purchased Assets, but which are payable by the Seller pursuant hereto, if the Seller’s failure to do so, in the reasonable judgment of Purchaser, could result in the imposition of a Lien on any of the Purchased Assets or any other assets of Purchaser or would constitute a violation of any agreement to which Purchaser are subject, if any Seller fails to contest such assessment or charge diligently and in good faith.

SECTION 5.16 Cooperation. To the extent relevant to the Purchased Assets, each Party shall (a) provide the other assistance as may be reasonably requested in connection with the preparation of any Tax Return or the conduct of any audit or examination or other proceeding and (b) retain and provide the other with information that may be relevant to the preparation of a Tax Return, or the conduct of an audit, examination or other proceeding relating to Taxes.

SECTION 5.17 Insurance. For a period of two (2) years after the Closing, Seller shall continue, subject to this Section 5.17, to maintain the following of Seller’s insurance policies in effect as of the Closing Date: (i) Commercial General Liability, Hartford Casualty, policy #72UUNHY0266; and (ii) Umbrella Liability, Hartford Casualty, policy #72RHUJO9915; to the extent currently covered, the policies (i) and (ii) shall include all of Seller’s products and services manufactured or sold prior to the Closing Date. Seller shall be able to obtain replacement insurance with alternative carriers for coverage for the same events and in coverage amounts equal to or more than the coverage provided by such insurance policies. In addition, Seller shall be able to purchase a “tail” policy as a replacement for such insurance policies. All of the foregoing policies shall name Purchaser as an additional named insured. Seller shall provide, at Purchaser’s request, reasonably satisfactory evidence that such insurance policies continue to be in effect and that all premiums have been timely paid. Commencing after the Closing, Seller shall reimburse Purchaser for the premium paid by Purchaser for a two-year insurance policy covering product liability claims made on products sold by Seller prior to the Closing Date, which premium shall not exceed CHF 30,000 plus stamp duty.

SECTION 5.18 Transition Services Agreement. During the period commencing on the Effective Date and ending on the earlier to occur of (x) the Closing, or (y) the termination of this Agreement pursuant to Article IX hereof, the Parties shall negotiate in good faith with respect to the form of the Transition Services Agreement, which agreement shall govern the relationship between the Parties with respect to Seller’s anticipated provision of certain services to Purchaser (or vice versa, as the Parties may agree) following the Closing, which services shall be substantially consistent with the services described on that certain summary prepared by the Parties, a copy of which is set forth in Section 5.18 of the Disclosure Schedule. Upon reaching agreement with respect to the form of the Transition Services Agreement, the Parties shall sign such agreement to memorialize their understanding. The Transition Services Agreement shall thereafter automatically become effective upon the Closing (or shall be terminated in the event this Agreement terminates).

ARTICLE VI

EMPLOYEE MATTERS

SECTION 6.01 Offer of Employment.

(a) At the request of Purchaser, Seller has communicated Purchaser’s offer of employment to commence on the Closing Date on terms and conditions that Seller shall ensure will be substantially comparable to those terms and conditions in effect immediately prior to the Closing, to those employees of Seller listed under the heading of “Identified Employees” on Section 6.01 of the Disclosure Schedule, which offers are conditioned upon the Closing (such employees are referred to herein as the “Identified Employees”). No later than fifteen (15) days prior to the Closing Date and subject to applicable background checks which Purchaser reasonably considers necessary (and which shall be paid by Purchaser), the Purchaser shall also offer employment to commence on the Closing Date on terms and conditions that Purchaser shall ensure will be substantially comparable to those terms and conditions in effect immediately prior to the Closing to not less than 30 of the other then-current employees of the Seller listed under the heading of “Other Employees” on Section 6.01 of the Disclosure Schedule (the “Other Employees”), which offers shall be conditioned upon the Closing and communicated at such times and in such manner as agreed to by Seller and Purchaser. As used herein, “Transferred Employees” mean all of the Identified Employees and the Other Employees who accept Purchaser’s offer of employment within ten (10) calendar days of the offer being made to them by Purchaser. The Transferred Employees employment with Seller will end immediately prior to the Closing and their employment with Purchaser will commence effective as of the Closing. Other than with respect to Assumed Liabilities, Seller shall pay all accrued but unpaid wages, 401(k) Payments, Taxes (including any relating Tax withholding amounts) and other compensation and benefits required to be paid by the Seller to the Transferred Employees for services prior to the Closing under applicable Law when such amounts are legally required to be paid.

(b) No Right to Continued Employment or Benefits. Except as otherwise expressly provided in Section 6.01(a) and Section 6.02 below, Purchaser is under no obligation to hire any employee of Seller, provide any employee with any particular benefits, or make any payments or provide any benefits, in each case, to any Other Employees of Seller whom Purchaser does not employ.

SECTION 6.02 Employee Benefits.

(a) As of the Closing, each Transferred Employee shall cease to be covered under the Plans. As of the Closing, the Transferred Employees shall be covered by the employee benefit plans of the Purchaser. Each Transferred Employee shall receive credit for services with the Seller and its Affiliates and predecessors under the Purchaser’s employee benefit plans for purposes of eligibility and vesting, as well as credit for out-of-pocket expenses and deductibles with respect to each Seller group health plan; provided, however, that in no event shall such credit result in the duplication of benefits or the funding thereof. The Purchaser intends to ensure that, effective as of the Closing, each of its group health plans waives any preexisting condition exclusion or waiting period with respect to each of the Transferred Employees.

(b) Any Transferred Employee who is either receiving benefits or waiting for a disability determination under Seller’s long term disability plan as of the Closing will continue to be covered under Seller’s long-term disability plans, subject to the terms and conditions of such plans, until he or she is no longer disabled or receives a final determination that he or she is not disabled, and Purchaser shall have no Liability for providing long-term disability benefits to such Transferred Employees with respect to any period of time prior to the Closing.

(c) In the event Purchaser or its Affiliate is the sponsor of a 401(k) plan, Purchaser shall arrange for its own 401(k) plan to accept rollovers of distributions from the Seller’s 401(k) plan with respect to any Transferred Employee who is or becomes eligible to participate in the Purchaser’s 401(k) plan.

(d) In accordance with Treasury Regulation §54.4980B-9, Q&A 7, the Purchaser shall be and is solely responsible for COBRA Coverage for all Transferred Employees.

(e) Prior to the Closing, Seller shall amend the Comarco, Inc. Savings & Retirement Plan to ensure that Section 12.1(a) of the Comarco, Inc. Savings & Retirement Plan does not apply to the Transactions. The Purchaser shall not assume any of the Plans, including the 401(k) plan of Seller. Seller shall retain all of the Plans, including 401(k) plan of Seller.

SECTION 6.03 Employee Communications. The Parties will cooperate with respect to any employee communications regarding any matters provided for herein, including, coordinating in advance any formal meetings or presentations between Transferred Employees, Identified Employees and Other Employees and any representative of Purchaser (which shall be scheduled at a mutually-agreeable time or times so as to minimize any disruption to the Business); provided, however that Purchaser shall be required to obtain Seller’s prior approval for communications between any representative of Purchaser and employees of Seller.

SECTION 6.04 Post-Closing Employment Losses. (a) Except as would not result in a Liability to Seller, during the period commencing on the Closing Date and ending ninety (90) days thereafter, Purchaser shall not take any action that would result in more than nineteen (19) Transferred Employees suffering an “employment loss,” “layoff” or “separation” from a position (as such terms or similar terms as are used in the WARN Act) during such ninety (90) day period.

ARTICLE VII

CONDITIONS TO CLOSING

SECTION 7.01 Conditions to Obligations of both Seller and Purchaser. The obligations of the Seller and Purchaser to consummate the Transactions shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Governmental Approvals. All governmental filings, authorizations, and approvals set forth in Section 7.01(a) to the Disclosure Schedule shall have been duly made and obtained, and any notice periods required in connection therewith shall have expired;

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) that has the effect of making the Transactions contemplated illegal or otherwise restraining or prohibiting the consummation of such Transactions; and

(c) Seller Shareholder Approval. The transactions contemplated by this Agreement shall have been duly adopted by the Required Shareholder Vote.

SECTION 7.02 Conditions to Obligations of the Seller. The obligations of the Seller to consummate the Transactions shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. The respective representations and warranties of the Purchaser and Parent set forth in Article IV of this Agreement shall have been accurate in all respects as of the Effective Date and shall be accurate in all respects as of the date of the Closing as if made on the date of the Closing (except for representations and warranties expressly made only as of a specified date, which need be accurate in all respects only as of the specified date); provided, however, that (i) in determining the accuracy of such representations for purposes of this Section 7.02(a), all materiality qualifications that are contained in such representations shall be disregarded; and (ii) the conditions set forth in this Section 7.02(a) shall be deemed satisfied unless the circumstances giving rise to all inaccuracies in such representations and warranties (considered collectively) constitute a Material Adverse Effect with respect to Purchaser and Parent;

(b) Covenants and Agreements. Purchaser and Parent shall have performed in all material respects all obligations and complied in all material respects with the respective material agreements and material covenants required to be performed or complied with by them under this Agreement at or prior to the Closing;

(c) Ancillary Agreement. The Seller shall have received each of the Ancillary Agreements duly executed by the Purchaser and Parent as applicable;

(d) Approvals. The Purchaser and the Parent shall have delivered to the Seller: (i) a copy of (A) the written consent or excerpts of the minutes setting forth the resolutions of the board of directors, special committee or shareholders of Purchaser and the Parent, as applicable, approving the transactions contemplated hereunder, (B) a copy of the Articles of Incorporation, Articles of Association or equivalent governing document for Purchaser and the Parent, and (C) a copy of the bylaws, organizational regulations or equivalent governing document of Purchaser and the Parent, as applicable, each as certified by the Secretary of Purchaser and the Parent, as applicable; and (ii) certificates from appropriate authorities or equivalent certification, dated as of or within ten (10) Business Days of the Closing Date, as to the good standing of Purchaser and the Parent in the state of its incorporation; and

(e) Other Closing Documents. Purchaser and Parent shall have delivered to Seller executed versions of each of the documents and agreements set forth in Section 2.06 of this Agreement, as applicable.

SECTION 7.03 Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the Transactions shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Seller set forth in Article III of this Agreement shall have been accurate in all respects as of the Effective Date and shall be accurate in all respects as of the date of the Closing as if made on the date of the Closing (except for representations and warranties expressly made only as of a specified date, which need be accurate in all respects only as of the specified date); provided, however, that (i) in determining the accuracy of such representations for purposes of this Section 7.03(a), all materiality qualifications and all Significance Threshold qualifications that are contained in such representations shall be disregarded and (ii) the condition set forth in this

Section 7.03(a) shall be deemed satisfied unless the circumstances giving rise to all inaccuracies in such representations and warranties (considered collectively) constitute a Material Adverse Effect with respect to each Seller;

(b) Covenants and Agreements. Seller shall have performed in all material respects all obligations and complied in all material respects with the respective material agreements and material covenants required to be performed or complied with by it under this Agreement at or prior to the Closing;

(c) Third Party Consents. The Purchaser shall have received executed copies of the third party consents for the agreements set forth in Section 7.03(c) of the Disclosure Schedule;

(d) Approvals. The Seller shall have delivered to the Purchaser and the Parent: (i) a copy of (A) the written consent or excerpts of the minutes setting forth the resolutions of the board of directors and shareholders of each Seller, as applicable, approving the transactions contemplated hereunder, (B) a copy of the Articles of Incorporation or Certificate of Incorporation for each Seller, and (C) a copy of the bylaws (or equivalent governing document) of each Seller, each as certified by the Secretary of such Seller; and (ii) certificates from appropriate authorities, dated as of or within ten (10) Business Days of the Closing Date, as to the good standing of each Seller in the state of its incorporation;

(e) Ancillary Agreements. The Purchaser shall have received each of the Ancillary Agreements duly executed by Comarco and CWT, as applicable;

(f) No Material Adverse Effect. Since the Effective Date, there shall not have been a Material Adverse Effect with respect to the Business and/or the Purchased Assets that has not been cured by the Outside Date; and

(g) Other Closing Documents. Seller shall have delivered to Purchaser executed versions of each of the documents and agreements set forth in Section 2.05 of this Agreement, as applicable.

ARTICLE VIII

INDEMNIFICATION

SECTION 8.01 Survival. All representations and warranties set forth in this Agreement shall survive the Closing Date and the consummation of the Transactions until the Applicable Limitation Date and shall not be affected by any examination made for or on behalf of any Party, the knowledge of any of such Party’s officers, directors, shareholders, employees, or agents, or the acceptance of any certificate or opinion. Notwithstanding the foregoing, no Party shall be entitled to recover for any Loss pursuant to Sections 8.02(a)(i)(1) and 8.02(b)(i)(1) unless written notice of a claim thereof is delivered to the other Party before the Applicable Limitation Date. For purposes of this Agreement, the term “Applicable Limitation Date” shall mean the date which is twelve (12) months after the Closing Date; provided that the Applicable Limitation Date shall be extended until the applicable statute of limitations with respect to any Loss arising from or related to a breach of the representations and warranties of the Seller set forth in Sections 3.03, 3.07, 3.08, 3.09, 3.11, 3.13, 3.14, 3.15, 3.16, 3.20, 3.21 and 3.25. All covenants and agreements contained in this Agreement that specifically contemplate performance after the Closing Date shall survive the Closing in accordance with their terms.

SECTION 8.02 Indemnification.

(a) Indemnification by the Seller.

(i) Indemnification Scope. Subject to survival of the applicable representations, warranties, covenants or agreements as set forth in Section 8.01 and the limitations set forth below, each Seller shall, jointly and severally, indemnify the Purchaser, the Parent, and each of their respective officers, directors, shareholders, employees, agents, representatives, Affiliates, successors, and assigns (collectively, the “Purchaser Parties”) and hold each of them harmless from and against, to the extent provided for herein, any Loss which any such Purchaser Party may suffer, sustain, or become subject to, as a result of or in connection with:

(1) the breach of any representation or warranty made by any Seller contained in this Agreement or in any certificate delivered by Seller pursuant to Section 2.05(m) of this Agreement;

(2) the breach of any covenant or agreement made by any Seller contained in this Agreement;

(3) any Loss or obligation to the extent related to the use, ownership or operation of the Business or any of the Purchased Assets, in each case prior to Closing, except for the Assumed Liabilities;

(4) any Loss which the Purchaser and/or the Parent may incur or suffer as a result of the Seller’s non-compliance with applicable bulk sale or bulk transfer laws of any jurisdiction in connection with the sale of the Purchased Assets to the Purchaser;

(5) Sellers’ portion of any Conveyance Taxes as required by Section 5.15(a); and/or

(6) any Excluded Assets, Excluded Taxes and/or Excluded Liabilities, including, for avoidance of doubt, any Losses related to the SwissQual Litigation.

(ii) Limitations on Indemnification by the Seller. Subject to the other provisions set forth in this Article VIII, the indemnification provided for in Section 8.02(a)(i) above is subject to the following limitations:

(1) The Seller shall be liable to the Purchaser Parties with respect to claims referred to in Section 8.02(a)(i)(1) only if a Purchaser Party gives the Seller written notice thereof within the Applicable Limitation Date.

(2) Seller shall not be liable to the Purchaser Parties for any claim if the total Losses with respect to such claim do not exceed $20,000 (“Minor Claims”).

(3) The aggregate amount of all payments made by the Seller in satisfaction of claims for indemnification pursuant to this Article VIII shall not exceed $1,275,000 (such limit is referred to as the “Cap”).

(4) The Seller shall not be liable to indemnify any Purchaser Parties pursuant to Section 8.02(a)(i) unless and until the Purchaser Parties have collectively suffered a Loss or aggregate Losses pursuant to such section in excess of $127,500 (the “Basket Amount”) individually or in the aggregate, excluding Losses with respect to Minor Claims (the “Basket”) (at which point, subject to the other limitations herein, the Seller shall be liable to the Purchaser Parties for all Losses, excluding Losses with respect to Minor Claims, including the Basket Amount).

(iii) Notwithstanding anything herein to the contrary, the Cap and the Basket shall not apply with respect to claims for indemnification by the Purchaser Parties against the Seller with respect to Seller’s indemnification of the Purchaser Parties with respect to (A) Seller’s indemnification obligations under Sections 8.02(a)(i)(3), 8.02(a)(i)(4), 8.02(a)(i)(5) and 8.02(a)(i)(6), or (B) any fraud or willful misconduct of Seller.

(b) Indemnification by the Purchaser and Parent.

(i) Indemnification Scope Subject to survival of the applicable representations, warranties, covenants or agreements as set forth in Section 8.01 and the limitations set forth below, the Parent and Purchaser shall jointly and severally indemnify each Seller and its respective officers, directors, shareholders, employees, agents, representatives, Affiliates, successors, and assigns (collectively, the “Seller Parties”) and hold each of them harmless from and against, to the extent provided for herein, any Loss which such Seller Party may suffer, sustain, or become subject to, as a result of or in connection with:

(1) the breach of any representation or warranty made by any Purchaser or Parent contained in this Agreement or in any certificate delivered by any Purchaser or Parent pursuant to Section 2.06(l) of this Agreement;

(2) the breach of any covenant or agreement made by any Purchaser or Parent contained in this Agreement;

(3) the Assumed Liabilities;

(4) Purchaser’s failure to pay Purchaser’s portion of any Conveyance Taxes as required by Section 5.15(a);

(5) Purchaser’s failure to pay the Cash Purchase Price; and/or

(6) any Loss or obligation to the extent related to the use, any ownership or operation of Business or any of the Purchased Assets after the Closing other than the Excluded Liabilities (including for this purpose Section 2.02(b)(iv)).

(ii) Limitations on Indemnification by the Purchaser. Subject to the other provisions set forth in this Article VIII, the indemnification provided for in Section 8.02(b)(i) above is subject to the following limitations:

(1) The Purchaser and Parent shall be liable to the Seller Parties with respect to claims referred to in Section 8.02(b)(i)(1) only if a Seller gives the Purchaser written notice thereof within the Applicable Limitation Date.

(2) The aggregate amount of all payments made by the Purchaser in satisfaction of claims for indemnification pursuant to this Article VIII shall not exceed the Cap.

(3) The Purchaser shall not be liable to indemnify any Seller Parties pursuant to Section 8.02(b)(i) unless and until the Seller Parties have collectively suffered a Loss or aggregate Losses pursuant to such section in excess of the Basket (at which point, subject to the other limitations herein, the Purchaser shall be liable to the Seller Parties for all Losses including the Basket Amount).

(iii) Notwithstanding anything herein to the contrary, the Cap and the Basket shall not apply with respect to claims for indemnification by the Seller Parties against the Purchaser or Parent with respect to Purchaser’s or Parent’s indemnification of the Seller Parties with respect to (A) Purchaser’s or Parent’s indemnification obligations under Sections 8.02(b)(i)(3), 8.02(b)(i)(4), 8.02(b)(i)(5) and 8.02(b)(i)(6) or (B) any fraud or willful misconduct of Purchaser or Parent.

(c) Remedies. Indemnification pursuant to this Article VIII shall be the sole and exclusive remedy of the Seller Parties on the one hand, and the Purchaser Parties on the other hand, except that the foregoing and the following shall not limit the Parties from seeking injunctive relief, specific performance or other equitable remedies. With regard to claims of the Purchaser Parties covered by this Article VIII made prior to the disbursement of any portion of the Escrow Amount to the Seller, the disbursement of funds held in the Escrow Account pursuant to the Escrow Agreement shall be the sole and exclusive remedy of the Purchaser Parties, except for matters specifically excluded from the Cap and Basket as set forth in Section 8.02(a)(iii) and with regard to such matters, the Purchaser Parties must proceed first against and exhaust the Escrow Amount before proceeding against the Seller. After the disbursement of any portion of the General Indemnity Escrow Fund (as defined in the Escrow Agreement) to Seller, the Seller’s maximum aggregate liability under this Article VIII shall be limited to an amount equal to that portion of the General Indemnity Escrow Fund received by the Seller, except for matters specifically excluded from the Cap and Basket as set forth in Section 8.02(a)(iii).

(d) Procedures. If a Party seeks indemnification under this Article VIII, such Party (the “Indemnified Party”) shall promptly give written notice to the other Party (the “Indemnifying Party”) after receiving written notice of any action, lawsuit, proceeding, investigation, or other claim against it (if by a third party) or discovering the Liability, obligation, or facts giving rise to such claim for indemnification, describing the claim, the amount thereof (if known and quantifiable), and the basis thereof; provided that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure shall have prejudiced the Indemnifying Party. In that regard, if any action, lawsuit, proceeding, investigation, or other claim shall be brought or asserted by any third party which, if adversely determined, would entitle the Indemnified Party to indemnity pursuant to this Article VIII, the Indemnified Party shall promptly notify the Indemnifying Party of the same in writing, specifying in detail the basis of such claim and the facts pertaining thereto (and shall provide copies of all documents relating to any such claim) and the Indemnifying Party shall be entitled to participate in the defense of such action, lawsuit, proceeding, investigation, or other claim giving rise to the Indemnified Party’s claim for indemnification at the Indemnifying Party’s expense and option (subject to the limitations set forth below) and shall be entitled to control and appoint lead counsel of such defense which shall be counsel reasonably acceptable to the Indemnified Party; provided that the Indemnifying Party shall not have the right to assume control of such defense, if the claim which the Indemnifying Party seeks to assume control (each, an “Indemnified Party Controlled Proceeding”) (i) involves a claim to which the Indemnified Party has reasonably determined, after consulting with the Indemnifying Party, is likely to be materially detrimental to or to materially injure the Indemnified Party’s relationship with a material customer or supplier or future material business prospect, (ii) seeks non-monetary relief from the Indemnified Party (except where non-monetary relief is merely incidental to a primary claim or claims for monetary damages), (iii) involves criminal allegations with respect to the Indemnified Party, and/or (iv) involves a claim as to which, upon petition by the Indemnified Party, the appropriate court rules that the Indemnifying Party failed or is failing to reasonably prosecute or defend. With respect to actions, lawsuits, proceedings and investigations or other claims asserted by a third party which are outstanding as of the Closing Date, if the Seller is currently defending such action, lawsuit, proceeding, investigation or other claim, the Seller shall have the right to control such defense subject to the right of the Purchaser Parties to divest the Seller of such right if such action, lawsuit, proceeding, investigation or other claim would be an Indemnified Party Controlled Proceeding hereunder.

(e) If the Indemnifying Party is permitted to assume and control the defense and elects to do so, the Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the sole cost and expense of the Indemnified Party.

(f) If the Indemnifying Party shall control the defense of any such claim, the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of a claim or ceasing to defend such claim unless the sole relief provided is monetary damages for which the Indemnified Party is fully indemnified by the Indemnifying Party or involves other matters not binding upon the Indemnified Party. If the Indemnified Party shall control the defense of any Indemnified Party Controlled Proceeding, the Indemnified Party shall obtain the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld) before entering into any settlement of a claim or ceasing to defend such claim.

SECTION 8.03 Damages. In no event shall any Indemnified Party be entitled to indemnification under this Agreement for any Losses or other amounts that are incidental or consequential, in the nature of lost future revenue, income or profits, diminution in the value of the Purchased Assets, special, indirect, exemplary or punitive damages, or loss of business reputation or opportunity.

SECTION 8.04 Mitigation. Each Indemnified Party must take and must cause its respective Affiliates to take commercially reasonable steps to mitigate and otherwise minimize the Losses to the extent reasonably possible upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses, including without limitation using commercially reasonable efforts to collect available insurance proceeds and to pursue recoveries against third parties. In addition, the Seller and the Purchaser shall use reasonable best efforts to maintain, following the Closing, insurance coverage appropriate to adequately cover the operation of their respective businesses.

SECTION 8.05 Tax Treatment of Indemnification. The Parties agree to treat any indemnification payment made pursuant to this Article VIII as an adjustment to the Aggregate Purchase Price for all Tax purposes.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01 Termination. This Agreement may be terminated at any time before the Closing:

(a) by the mutual written consent of the Seller and Purchaser duly authorized by each of their respective Boards of Directors; or

(b) by either of Seller and Purchaser:

(i) if the Transactions shall not have been consummated on or before January 16, 2009 (the “Outside Date”), provided, however, that (A) the right to terminate this Agreement under this Section shall not be available to a Party if the failure of the Transactions to have been consummated on or before the Outside Date was due to such Party’s breach or failure to perform any of its representations, warranties, covenants or agreements set forth in this Agreement;

(ii) if any Restraint which has the effect of permanently restraining, enjoining or otherwise prohibiting the Transactions shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(ii) shall not be available to a Party if such Restraint was primarily due to such Party’s breach or failure to perform any of its covenants or agreements set forth in Section 5.04 of this Agreement which are required to be performed prior to the Closing; or

(iii) if the Required Shareholder Vote shall not have been obtained at the Shareholder Meeting duly convened therefor or at any adjournment or postponement thereof; or

(c) by Purchaser:

(i) if it is not then in material breach of its obligations under this Agreement and if (A) any of Seller’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 7.03(a) would not be satisfied, or (B) any of Seller’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.03(b) would not be satisfied; provided, however, that Purchaser shall not terminate this Agreement under this Section on account of any breach or inaccuracy that is curable by Seller unless Seller fails to cure such inaccuracy or breach within ten (10) Business Days after receiving written notice from Purchaser of such inaccuracy or breach;

(ii) if at any time prior to obtaining the Required Shareholder Vote, a Triggering Event shall have occurred; or

(d) by the Seller:

(i) if it is not then in material breach of its obligations under this Agreement and if (A) any of Purchaser’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 7.02(a) would not be satisfied, or (B) any of Purchaser’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 7.02(b) would not be satisfied; provided, however, that Seller shall not terminate this Agreement under this Section on account of any breach or inaccuracy that is curable by Purchaser unless Purchaser fails to cure such inaccuracy or breach within ten (10) Business Days after receiving written notice from Seller of such inaccuracy or breach; or

(ii) if (A) the Seller has not breached Section 5.06 in any material respect, (B) the Required Shareholder Vote has not been obtained and (C) the Seller enters into a definitive Seller Acquisition Agreement providing for a Superior Offer in accordance with Section 5.06; provided, that prior thereto or concurrently therewith the Seller shall have paid or caused to be paid the Termination Fee to Purchaser in accordance with this Article IX (and such termination of this Agreement by the Seller shall not take effect unless and until the Termination Fee shall have been paid to Purchaser).

SECTION 9.02 Effect of Termination. In the event of termination of this Agreement by either the Seller or the Purchaser as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no Liability on the part of any Party to any other Party under this Agreement, except that the provisions of this Section 9.02 and Article X shall continue in full force and effect and except that nothing herein shall relieve any Party from Liability for any breach of this Agreement before such termination.

SECTION 9.03 Termination Fee.

(a) In the event that:

(i)(A) this Agreement is terminated by the Seller or Purchaser pursuant to Section 9.01(b)(i) (and at the time of such termination a vote to obtain Required Shareholder Vote has not been held) or pursuant to Section 9.01(b)(iii), (B) prior to such termination, any Person or “group” (as defined in Section 13(d) of the Exchange Act), other than Purchaser or Parent or any of their subsidiaries, Affiliates and Representatives (on behalf of Purchaser), shall have made an Acquisition Proposal (which shall have been pending at the time of the Seller Shareholder Meeting and which shall not have been withdrawn at the time of the Seller Shareholder Meeting) or shall have publicly announced an intention (whether or not conditional) to make a bona fide Acquisition Proposal and which publicly announced intention shall not have been withdrawn as of the Shareholder Meeting and (C) the Seller enters into a definitive agreement with respect to such Acquisition Proposal within twelve (12) months of the date this Agreement is terminated,

(ii) this Agreement is terminated by Purchaser pursuant to Section 9.01(c)(ii), or

(iii) this Agreement is terminated by the Seller pursuant to Section 9.01(d)(ii),

then in any such event under clause (i), (ii) or (iii) of this Section 9.03(a), the Seller shall pay to Purchaser the Termination Fee in cash.

(b) Any payment required to be made pursuant to clause (i) of Section 9.03(a) shall be made to Purchaser promptly following the earlier of the execution of a definitive agreement with respect to, or the consummation of, any transaction contemplated by the Acquisition Proposal; any payment required to be made pursuant to clause (ii) of Section 9.03(a) shall be made to Purchaser promptly following (and in any event not later than two Business Days after) termination of this Agreement by Purchaser pursuant to Section 9.01(c)(iii); and any payment required to be made pursuant to clause (iii) of Section 9.03(a) shall be made to Purchaser prior to or simultaneously with (and as a condition to the effectiveness of) termination of this Agreement by Seller pursuant to Section 9.01(d)(ii). All such payments shall be made by wire transfer of immediately available funds to an account to be designated by Purchaser.

(c) In the event that Seller shall fail to pay the Termination Fee required pursuant to this Section 9.03 when due, such fee shall accrue interest for the period commencing on the date such fee became past due, at an annual rate equal to the Prime Rate. In addition, if Seller shall fail to pay such fee when due, Seller shall also pay to Purchaser all of Purchaser’s costs and expenses (including, without limitation, attorneys’ fees) in connection with reasonable efforts to collect such Termination Fee to the extent Purchaser prevails on the merits of any such claim. The Seller acknowledges that the fee and the other provisions of this Section 9.03 are an integral part of the Transactions and that, without these agreements, Purchaser would not enter into this Agreement.

(d) Purchaser and Parent agree that upon any termination of this Agreement under circumstances where Purchaser is entitled to the Termination Fee pursuant to Section 9.03(b) and provided that the Termination Fee is paid in full, such payment shall be the sole and exclusive remedy of Purchaser and Parent and they shall be precluded from any other remedy against Seller and its Affiliates, at law or in equity or otherwise (including, without limitation, a remedy of specific performance), and neither Purchaser, Parent nor any of their Affiliates may seek to obtain any recovery, judgment or damages of any kind against Seller or any of its Affiliates in connection with this Agreement or the Transactions; provided, however, that the foregoing shall not apply in the event of Seller’s fraud, gross negligence or willful misconduct.

ARTICLE X

GENERAL PROVISIONS

SECTION 10.01 Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred.

SECTION 10.02 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile or registered or certified mail (postage prepaid, return receipt requested) to the respective Parties hereto at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 10.02):

(a) if to the Seller:

Comarco, Inc.
25541 Commercentre Drive
Lake Forest, CA 92630
Attention: Mr. Sam Inman
Fax: (949) 599-1410

with a copy to:

Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, Suite 1700
Costa Mesa, CA 92626
Attention: William Simpson, Esq. and Stephen D. Cooke, Esq.
Fax: 714 668-6364

(b) if to the Purchaser:

Ascom Holding AG Stettbachstrasse 6 CH - 8600 Dübendorf Attention: Patrick Grawehr, Esq. Fax: 41 44 823 1359 with a copy to:

Baker & McKenzie LLP 12544 High Bluff Drive, Third Floor San Diego, CA 92130 Attention: Ken Funahashi, Esq. Fax: 858 259 8290

SECTION 10.03 Public Announcements. No Party to this Agreement shall make, or cause to be made, any press release or public announcement or otherwise communicate with any news media in respect of this Agreement or the Transactions without the prior written consent of the other Parties which consent shall not be unreasonably withheld unless otherwise required by Law or applicable stock exchange regulation, Swiss Exchange or Nasdaq National Market, and the Parties to this Agreement shall cooperate as to the timing and contents of any such press release, public announcement or communication; provided, however, that the other Party’s consent will not be required, and a Party need not consult with the other Parties, in connection with any press release or public statement to be issued or made with respect to any Acquisition Proposal or with respect to any withdrawal or modification to the Comarco Board Recommendation or with respect to any other termination of this Agreement. Notwithstanding the foregoing, without prior consent of the other Parties, Seller and Purchaser (a) may communicate with customers, vendors, suppliers, financial analysts, investors and media representatives in the Ordinary Course of Business provided that such communications are consistent with a press release or other documents previously approved for external distribution by the other Parties hereto and are in compliance with applicable Law and (b) may disseminate the information included in a press release or other documents previously approved for external distribution by the other Parties hereto.

SECTION 10.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to the Parties hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the Transactions are consummated as originally contemplated to the greatest extent possible.

SECTION 10.05 Disclosure Schedule. Neither the specification of any dollar amount in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any section of the Disclosure Schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Party shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy among the Parties as to whether any obligation, item or matter not described herein or included in any section of the Disclosure Schedule is or is not material for purposes of this Agreement. Neither the specification of any item or matter in any representation or warranty contained in this Agreement nor the inclusion of any specific item in any section of the Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the Ordinary Course of Business, and no Party shall use the fact of the setting forth or the inclusion of any such item or matter in any dispute or controversy among the Parties as to whether any obligation, item or matter not described herein or included in any section of the Disclosure Schedule is or is not in the Ordinary Course of Business for purposes of this Agreement.

SECTION 10.06 Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser), as the case may be.

SECTION 10.07 Amendment. Subject to applicable Law, this Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the shareholders of Comarco contemplated hereby, by written agreement of the Parties hereto, by action taken by their respective boards of directors, but after the Comarco has obtained the Requisite Shareholder Vote, no amendment shall be made which by Law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.

SECTION 10.08 Waiver; Approval. Any Party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered by the other Parties pursuant hereto or (c) waive compliance with any of the agreements of the other Parties or conditions to such Parties’ obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights. Any waiver, approval or consent sought by one Party from another Party pursuant to this Agreement must be submitted only to those individuals listed in Section 10.02 of this Agreement, and no other Representative shall have the authority to bind a Party to such waiver, approval or consent except for such individuals listed in Section 10.02 of this Agreement and/or any designee identified by such individual(s) to the Parties of this Agreement in writing.

SECTION 10.09 No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 10.10 Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

SECTION 10.11 Governing Law; Arbitration.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of California.

(b) Except as contemplated by Section 2.03(b) of this Agreement, any controversy, claim or dispute involving the Parties (or their Affiliates) directly or indirectly concerning this Agreement or the subject matter hereof, including, without limitation, any questions concerning the scope and applicability of this Section 10.11 shall be finally settled by arbitration held in Orange County, California by one arbitrator in accordance with the rules of commercial arbitration then followed by the American Arbitration Association or any successor to the functions thereof. In the event that the Parties cannot agree on a single arbitrator, Seller and Purchaser shall each appoint an arbitrator and such two arbitrators will appoint a third arbitrator. The arbitrator shall apply California law in the resolution of all controversies, claims and disputes and shall have the right and authority to determine how his or her decision or determination as to each issue or matter in dispute may be implemented or enforced. Any decision or award of the arbitrator shall be final and conclusive on Parties and their respective Affiliates. The arbitrator’s compensation, and the administrative costs of the arbitration, shall be borne by the Parties in the manner set forth in the arbitration award, as determined by the arbitrator. Each Party shall bear the cost of preparing and presenting its case.

(c) The Parties agree that any action to compel arbitration pursuant to this Agreement may be brought in the appropriate California court. Application may also be made to such court for confirmation of any decision or award of the arbitrator, for an order of the enforcement and for any other remedies which may be necessary to effectuate such decision or award. The Parties hereby consent to the jurisdiction of the arbitrator and of such court and waive any objection to the jurisdiction of such arbitrator and court.

(d) Notwithstanding the foregoing provisions of this Section 10.11, nothing contained herein shall require arbitration of any issue arising under this Agreement for which injunctive relief is successfully sought by any Party. Any action, suit or other proceeding initiated by any Party against any other Party for injunctive relief or to enforce Section 10.13 or any decision or award of the arbitrator may be brought in any Federal or state court in Orange County, California having jurisdiction over the subject matter thereof as the Party bringing such action, suit or proceeding shall elect. The Parties hereby submit themselves to the jurisdiction of any such court and agree that service of process on them in any such action, suit or proceeding may be effected by the means by which notices are to be given to it under this Agreement

SECTION 10.12 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

SECTION 10.13 Specific Enforcement. The Parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that prior to the termination of this Agreement any other Party shall be entitled to an injunction (without posting a bond or other undertaking) restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law.

SECTION 10.14 Entire Agreement. This Agreement (including the Exhibits hereto and the Disclosure Schedule), the Ancillary Agreements and the Confidentiality Agreement constitute the entire agreement of the Parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the Seller and the Purchaser with respect to the subject matter hereof and thereof. This Agreement, the Ancillary Agreements and the Confidentiality Agreement shall not be deemed to contain or imply any restriction, covenant, representation, warranty, agreement or undertaking of any Party with respect to the Transactions other than those expressly set forth herein or therein or in any document required to be delivered hereunder or thereunder, and none shall be deemed to exist or be inferred with respect to the subject matter hereof.

SECTION 10.15 No Presumption Against Drafting Party. Each of the Purchaser, Parent, Seller and the Company acknowledges that each Party to this Agreement has been represented by counsel in connection with this Agreement and the Transactions. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting Party has no application and is expressly waived.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

“Seller”

COMARCO, INC.

By:	/s/ Samuel M. Inman
Name:	Samuel M. Inman
Its:	President and Chief Executive Officer

COMARCO WIRELESS TECHNOLOGIES, INC.

By:	/s/ Samuel M. Inman
Name:	Samuel M. Inman
Its:	President and Chief Executive Officer

“Purchaser”

ASCOM INC.

By:	/s/ Fritz Gantert
Name:	Fritz Gantert
Its:	Authorized Signatory

By:	/s/ Patrick Grawehr, Esq.
Name:	Patrick Grawehr, Esq.
Its:	Authorized Signatory

“Parent”

ASCOM HOLDING AG

By:	/s/ Fritz Gantert
Name:	Fritz Gantert
Its:	General Manager, Security Solutions

By:	/s/ Patrick Grawehr, Esq.
Name:	Patrick Grawehr, Esq.
Its:	General Counsel